Filed pursuant to Rule 424(b)(4)
Registration No. 333-135174
4,140,000 Shares of Common Stock
180,000 Class A Warrants
180,000 Class B Warrants
          This prospectus covers the sale of up to (a) 3,600,000 shares of our common stock to be issued upon the exercise of redeemable Class A warrants and non-redeemable Class B warrants issued in our initial public offering as a component of the units sold by us in the offering, (b) 180,000 shares of our common stock, 180,000 Class A warrants and 180,000 Class B warrants to be issued upon the exercise of the underwriter’s warrants issued by us in connection with our initial public offering, and (c) 360,000 shares of our common stock to be issued upon the exercise of the Class A warrants and Class B warrants underlying the underwriter’s warrants.
          Our initial public offering was completed on February 12, 2007. Holders of the Class A warrants and Class B warrants issued as a component of the units sold by us in the offering may purchase one share of common stock for each warrant exercised. The Class A warrants and the Class B warrants are exercisable at $8.25 per share and $11.00 per share, respectively, at any time on or before February 13, 2012.
          The underwriter’s warrants were issued by us in connection with our initial public offering and are dated as of February 16, 2007. The holder of the underwriter’s warrants may purchase up to an aggregate of 180,000 units, each unit consisting of one share of our common stock, one Class A warrant and two Class B warrants, each warrant to purchase one share of common stock. The representative’s warrants are exercisable at $6.60 per unit and expire on February 13, 2012.
          If all of the Class A warrants, Class B warrants, and the underwriter’s warrants are exercised, including the Class A warrants and Class B warrants underlying the underwriter’s warrants, we will receive proceeds of up to $39,303,000 before deducting expenses estimated at $50,000.
          Our common stock, Class A warrants and Class B warrants are quoted on The Nasdaq Capital Market under the symbols “COIN,” “COINW” and “COINZ.” The last sale price of the common stock, Class A warrants and Class B warrants on January 14, 2008 was $12.30, $3.32 and $3.80, respectively.
          These are speculative securities. Investing in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is January 24, 2008.

     Notice to California investors: Each purchaser of securities in California must meet one of the following suitability standards: (1) annual gross income of at least $65,000, plus liquid net worth (exclusive of home, home furnishings and automobile) of at least $250,000; or (2) liquid net worth of at least $500,000, regardless of annual gross income.
     Notice to Idaho investors: Each purchaser of securities in Idaho must meet one of the following suitability standards: (1) annual gross income of at least $65,000, plus liquid net worth (exclusive of home, home furnishings and automobile) of at least $65,000; or (2) liquid net worth of at least $150,000 (exclusive of home, home furnishings and automobile).

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PROSPECTUS SUMMARY
          The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 4. References to “we,” “us,” “our,” “Converted Organics” or the “Company” mean Converted Organics Inc. and its wholly owned subsidiary.
Our Company
          Converted Organics is a development stage company seeking to use organic food waste as raw material to manufacture all-natural soil amendment products combining both nutritional and disease suppression characteristics. We plan to sell and distribute our products in the agribusiness, turf management, and retail markets. Our proposed process, which has been demonstrated in a pilot manufacturing facility, uses heat and bacteria to transform food waste into a natural fertilizer.
          A substantial portion of the $8.9 million net proceeds of the initial public offering of our equity securities, which closed on February 16, 2007, together with the net proceeds of an approximately $17.5 million bond issue of the New Jersey Economic Development Authority (the “New Jersey EDA Bond”) that closed simultaneously with the closing of the initial public offering, are being used to develop and construct an organic waste conversion facility in Woodbridge, New Jersey. We expect this facility to become operational during the second quarter of 2008.
          Our revenue will come from two sources: “tip” fees and product sales. Waste haulers will pay us tip fees for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the customers who purchase our products. Our planned products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The products will be sold in both dry and liquid form and will be stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to the plant. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe our products will have substantial demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.
          Our initial facility will collect raw material from the New York-Northern New Jersey metropolitan area. It is located near the confluence of two major highways in northern New Jersey, providing efficient access for the delivery of feedstock from throughout this geographic area. The facility is within a special recycling zone and has been approved for inclusion in the Middlesex County New Jersey Solid Waste Management Plan. When fully operational, the Woodbridge facility is expected to process approximately 78,000 tons of organic food waste, which will be diverted from landfills, and produce approximately 7,500 tons of dry product and 6,700 tons of liquid concentrate annually. We are in the process of negotiating options to lease property for additional facilities in Rhode Island, Massachusetts, and New York. Completion of these additional facilities will require additional capital.
          Our principal business office is located at 7A Commercial Wharf West, Boston, Massachusetts 02110, and our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. Information contained on our website or any other website does not constitute part of this prospectus.

This Offering
          We are registering 4,140,00 shares of our common stock issuable by us upon exercise of outstanding Class A warrants, Class B warrants and the underwriter’s warrants. These shares include:
•	3,600,000 shares issuable to public investors that received Class A warrants and Class B warrants from us as a component of the units sold in our initial public offering of securities. The redeemable Class A warrants give those investors the right to purchase 1,800,000 shares of our common stock at $8.25 per share at any time on or before February 13, 2012. The non-redeemable Class B warrants give those investors the right to purchase 1,800,000 shares of our common stock at $11.00 per share at any time on or before February 13, 2012.

•	540,000 shares issuable to the underwriter of our initial public offering pursuant to units issuable upon exercise of the underwriter’s warrants issued in connection with the offering (including shares issuable upon the exercise of the Class A warrants and Class B warrants underlying the units at $8.25 and $11.00 per share, respectively).
          We are also registering 180,000 Class A warrants and 180,000 Class B warrants issuable upon exercise of the underwriter’s warrants granted by us in connection with our initial public offering. The holder of the underwriter’s warrants may purchase up to an aggregate of 180,000 units, each unit consisting of one share of our common stock, one Class A warrant and one Class B warrant, each warrant to purchase one share of common stock. The representative’s warrants are exercisable at $6.60 per unit and expire on February 13, 2012.

Common stock outstanding	4,028,472 shares as of September 30, 2007

Use of proceeds	To purchase capital equipment and pay engineering and design fees for the construction of our first processing line; to pay fees to the technology licensor; and for working capital purposes.

Nasdaq Capital symbols	Common stock: COIN
Class A warrants: COINW
Class B warrants: COINZ

Risk factors	Investing in these units involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus.
          We had 4,028,472 shares of common stock issued and outstanding as of September 30, 2007. Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:
•	assumes no exercise of the Class A and Class B warrants;

•	assumes no exercise of the representative’s warrant;

•	assumes no issuance of stock dividends pursuant to our stock dividend program; and

•	excludes 666,667 shares reserved under our 2006 Stock Option Plan.

RISK FACTORS
          An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors described below together with the cautionary statement that follows this section and the other information included in this prospectus. If one or more of the possibilities described as risks below actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in our securities. Also, you should be aware that the risks described below are not the only ones facing us. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations.
Risks Relating to Our Business
We are an early-stage venture with no operating history, and our prospects are difficult to evaluate.
          We have not operated any facility, nor have we sold any products. Our activities to date have been limited to developing our business, and consequently there is no historical financial information related to operations available upon which you may base your evaluation of our business and prospects. The revenue and income potential of our business is unproven. If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, which may have a material negative effect on our financial performance.
We expect to incur significant losses until we commence operations and perhaps for some time thereafter, and we may never operate profitably.
          For the period from May 2, 2003 (inception of our predecessor companies) through September 30, 2007, we incurred an accumulated net loss of approximately $9,300,000. We will continue to incur significant losses, and assuming we successfully complete construction of our proposed Woodbridge, New Jersey facility and have become fully operational in early 2008, we expect to achieve profitability in early 2009. There is no assurance that we will be successful in our efforts to build and operate an organic waste conversion facility, or enter into agreements with waste haulers to receive “tip” fees for the organic food waste we use as our raw material, or customers to purchase our soil amendment products. Even if we successfully meet our objectives and begin operations at the Woodbridge facility, there is no assurance that we will be able to operate profitably.
Limited liquidity and capital resources.
          As of September 30, 2007, we had approximately $465,000 of indebtedness (excluding the $17,500,000 New Jersey EDA Bond), $375,000 of which matures on December 31, 2008. We believe that we have sufficient capital resources to complete the construction of the Woodbridge, NJ facility; however, we anticipate needing additional funds to finance working capital of the Company in early 2008. The source of additional funds may be (a) new debt and equity financing, (b) release of approximately $1,000,000 of funds held at our subsidiary upon completion of the construction of the Woodbridge, NJ facility, or (c) drawings under $1,825,000 letter of credit (see “Liquidity and Capital Resources”). There are no assurances that the Company will be able to obtain such additional financing, and (a) the occurrence of additional debt is subject to the consent of the holder of the New Jersey EDA Bond, and (b) the terms of the letter of credit may limit the amount of drawings based upon the stock price of the Company at the time of borrowing under the letter of credit.
If we are unable to manage our transition to an operating company effectively, our operating results will be adversely affected.
          Failure to manage effectively our transition to an operating company will harm our business. To date, substantially all of our activities and resources have been directed at developing our business plan, arranging financing, licensing technology, obtaining permits and approvals, and securing a lease for our first facility and options for additional facilities. The transition to a converter of waste and manufacturer and vendor of fertilizer products will require effective planning and management. Our management does not have extensive experience in operating a manufacturing facility. In addition, future expansion will be expensive and will likely strain our management and other resources. We may not be able to easily transfer our skills to operating a facility or otherwise effectively manage our transition to an operating company.

Our plan to develop relationships with strategic partners and vendors may not be successful.
          As part of our business strategy, we will need to develop short- and long-term relationships with strategic partners and vendors to conduct growth trials and other research and development activities, to assess technology, to engage in marketing activities, and to enter into waste collection, real estate development and construction agreements. For these efforts to succeed, we must identify partners and vendors whose competencies complement ours. We must also enter into agreements with them on attractive terms and integrate and coordinate their resources and capabilities with our own. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited or delayed.
          If we fail to finalize important agreements or the final agreements are unfavorable compared with what we currently anticipate, the development of our business may be harmed in ways which may have a material negative effect on our financial performance.
          This document refers to agreements and documents that are not yet final, permits that have not yet been obtained, and plans that have not yet been implemented. The definitive versions of those agreements, permits, plans or proposals may not materialize or, if they do materialize, may not prove profitable to the Company, which may have a material negative effect on our financial performance.
We may be unable to effectively implement new transaction accounting, operational and financial systems.
          To manage our operations, we will be required to implement complex transaction accounting, operational and financial systems, procedures and controls, and to retain personnel experienced in the use of these systems. Deficiencies in the design and operation of our systems, procedures and controls, including internal controls, could adversely affect our ability to record, process, summarize and report material financial information. Our planned systems, procedures and controls may be inadequate to support our future operations.
Our future success is dependent on our existing key employees, and hiring and assimilating new key employees, and our inability to attract or retain key personnel in the future would materially harm our business and results of operations.
          Our success depends on the continuing efforts and abilities of our current management team. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them.
Constructing and equipping our manufacturing facility may take longer and cost more than we expect.
          Equipping and completing our initial facility will require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of delays, equipment problems, cost overruns, including the cost of raw materials such as stainless steel, and other start-up and operating difficulties. Our conversion processes will use custom-built, patented equipment that may not be delivered and installed in our facility in a timely manner for many reasons, including but not limited to the inability of the supplier of this equipment to perform. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. If we experience any of these or similar difficulties, we may be unable to complete our facilities, and our results may be materially affected.
We have little or no experience in the organic waste or fertilizer industries, which increases the risk of our inability to build and operate our facilities.
          We are currently, and are likely for some time to continue to be, dependent upon our present management team. Most of these individuals are experienced in business generally, but not organizing the construction, equipping and start up of an organic waste conversion facility, and governing and operating a public company. In addition, none of our directors has any experience in the organic waste or fertilizer products industries. As a result, we may not develop our business successfully.
We will depend on contractors unrelated to us to build our organic waste conversion facility, and their failure to perform could harm our business, and hinder our ability to operate profitably.
          We have entered into guaranteed maximum price contracts with construction, mechanical, and electrical contractors to build our Woodbridge facility. Although we believe each of these companies is qualified, we have no prior experience with any of them. If any company were to fail to perform, there is no assurance that we would be able to obtain a suitable replacement on a timely basis.
We license technology from a third party, and our failure to perform under the terms of the license could result in material adverse consequences.
          We intend to use certain licensed technology and patented pieces of process equipment in our Woodbridge facility that will be obtained from International Bio-Recovery Corporation (“IBRC”). The license contains various performance criteria, and if we fail to perform under the terms of the license, the license may be terminated by the licensor, and we will have to modify our process and employ other equipment that may not be available on a timely basis or at all. If we are unable to use different technology and equipment, we may not be able to operate the Woodbridge facility successfully. If the license agreement is terminated or held invalid for any reason, or if it is determined that IBRC has improperly licensed its process to us, the occurrence of such event will adversely affect our operations and revenues.
The technology we will use to operate our facilities is unproven at the scale we intend to operate.
          While IBRC has operated a facility in British Columbia using the Enhanced Autothermal Thermophilic Aerobic Digestion process, its plant is smaller than our planned Woodbridge facility. IBRC developed the initial drawings for our Woodbridge facility, but neither IBRC nor we have operated a plant of the proposed size.
Our Woodbridge facility site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay construction and delay our ability to generate revenue.
          There can be no assurance that we will not encounter hazardous environmental conditions at the Woodbridge facility site or any additional facility sites that may delay the construction of our organic waste conversion facilities. Upon encountering a hazardous environmental condition, our contractor may suspend work in the affected area. If we receive notice of a hazardous environmental condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous environmental condition will likely delay construction of the particular facility and may require significant expenditures to correct the environmental condition. If we encounter any hazardous environmental conditions during construction that require time or money to correct, such event could delay our ability to generate revenue.
We may not be able to successfully operate our manufacturing facility.
          Although we intend to hire a firm with substantial operational experience to operate our Woodbridge facility, we have not developed or operated any manufacturing facilities of any kind. Our Woodbridge facility, if completed, would be the first commercial facility of its kind in the United States and may not function as anticipated. In addition, the control of the manufacturing process will require operators with extensive training and experience which may be difficult to attain.
Our lack of business diversification may have a material negative effect on our financial performance.
          We expect to have only two planned products to sell to customers to generate revenue: dry and liquid soil amendment products. We do not expect to have any other products. Although we also expect to receive “tip” fees, our lack of business diversification could have a material adverse effect on our operations.
We may not be able to manufacture our products in commercial quantities or sell them at competitive prices.

          To date, we have not produced any products. We may not be able to manufacture the planned products in commercial quantities or sell them at prices competitive with other similar products.
We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our potential products.
          We currently have limited sales and marketing capabilities. We will need to either hire sales personnel with expertise in the markets we intend to address or contract with others to provide sales support. Co-promotion or other marketing arrangements to commercialize our planned products could significantly limit the revenues we derive from our products, and these parties may fail to commercialize these products successfully. Our planned products address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ, and we may not be able to develop such specialized marketing resources.
Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales and profit margins.
          Our potential customers, especially large agricultural companies, are often under budgetary pressure and are very price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our final costs. If this happens, we may have to reduce our conversion costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline, which could have a material negative effect on our financial performance.
The fertilizer industry is highly competitive, which may adversely affect our ability to generate and grow sales.
          Chemical fertilizers are manufactured by many companies and are plentiful and relatively inexpensive. In addition, the number of fertilizer products registered as “organic” with the Organic Materials Review Institute increased by approximately 50% from 2002 to 2005. If we fail to keep up with changes affecting the markets that we intend to serve, we will become less competitive, adversely affecting our financial performance.
Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events with substantial additional costs.
          Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend. We do not presently maintain product liability insurance, and any product liability insurance we may obtain may not be adequate to cover claims.
Energy and fuel cost variations could adversely affect operating results and expenses.
          Energy costs, particularly electricity and natural gas, are expected to constitute a substantial portion of our operating expenses. The price and supply of energy and natural gas are unpredictable and fluctuate based on events outside our control, including demand for oil and gas, weather, actions by OPEC and other oil and gas producers, and conflict in oil-producing countries. Price escalations in the cost of electricity or reductions in the supply of natural gas could increase operating expenses and negatively affect our results of operations. We may not be able to pass through all or part of the increased energy and fuel costs to our customers.
We may not be able to obtain sufficient organic material.
          Competing disposal outlets for organic food waste and increased demand for applications such as biofuels may develop and adversely affect our business. To fully utilize the tip floor and to manufacture our products, we are dependent on a stable supply of organic food waste. Insufficient food waste feedstock will adversely affect our efficiency and may cause us to increase our tip fee discount from prevailing rates, likely resulting in reduced revenues and net income.
Our license agreement with IBRC restricts the territory into which we may sell our planned products and grants a cooperative a right of first refusal to purchase our products.
          We have entered into a license agreement with IBRC which among other terms contains a restriction on our right to sell our planned products outside a territory defined generally as the Eastern Seaboard of the United States. The license agreement also grants a proposed cooperative of which IBRC is a member a right of first refusal to purchase the products sold from our Woodbridge facility under certain circumstances. While we believe that the territory specified in the license agreement is broad enough to easily absorb the amount of product we plan to produce and that the right of first refusal will not impair our ability to sell our products, these restrictions may have a material adverse effect on the volume and price of our product sales. We may in addition become completely dependent on a third party for the sale of our products.
Our fertilizer products will be sold under an unproven name.
          Our licensing agreement with IBRC requires that we market our planned products from our Woodbridge facility under the brand name “Genica.” No fertilizer products have been sold in our geographic market under that name, and the name may not be accepted in our marketplace.
Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.
          We may have to defend ourselves against patent and other infringement claims asserted by third parties regarding the technology we have licensed, resulting in diversion of management focus and additional expenses for the defense of claims. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some or all of our business operations as a result of patent infringement claims, which could severely harm our business.
Our license agreement with IBRC imposes obligations on us related to infringement actions that may become burdensome or result in termination of our license agreement.
          If our use of the licensed technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. Although IBRC has agreed to bear the costs of such defense, if the licensed technology is found by a court to be infringing, IBRC may terminate the license agreement, which may prevent us from continuing to operate our conversion facility. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party other than IBRC to continue to operate.
          If a third party is allegedly infringing any of the licensed technology, then either we or IBRC may attempt to enforce the IBRC intellectual property rights. In general, our possession of rights to use the know-how related to the licensed technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers, whether by us or by IBRC, may be required to be maintained at our expense under the terms of the license agreement. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Development of our business is dependent on our ability to obtain additional debt financing which may not be available on acceptable terms.

          We may need to obtain significant debt financing in order to develop manufacturing facilities and begin production of our products. Each facility will likely be individually financed and require considerable debt. While we believe state government-sponsored debt programs will be available to finance our requirements, market rate or non-government sponsored debt could also be used. However, public or private debt may not be available at all or on terms acceptable to us for the development of future facilities.
We will need to obtain additional debt and equity financing to complete subsequent stages of our business plan.
          We will need to obtain additional debt and equity financing to complete subsequent phases of our business plan. We may issue additional securities in the future with rights, terms and preferences designated by our Board of Directors, without a vote of stockholders, which could adversely affect your rights. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such funds will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to meet our projections, deadlines and goals and will have a material adverse effect on our revenues and net income.
Our agreements with our bond investor may hinder our ability to operate our business by imposing restrictive loan covenants, which may prohibit us from borrowing additional funds, repaying other indebtedness or paying dividends or taking other actions to manage or expand our business.
          The terms of the bond guaranty executed by the Company as manager of Converted Organics of Woodbridge LLC., in connection with the issuance of the New Jersey EDA Bond, prohibit the Company from paying debt and other obligations that funded the company’s working capital until certain ratios of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to debt service are met. As of September 30, 2007, the Company had approximately $375,000 and $90,000 of indebtedness, other than the New Jersey EDA Bond, which mature on December 31, 2008 and May 2, 2009, respectively.
Mandatory redemption of our bonds could have a material adverse effect on our liquidity and cash resources.
          The New Jersey EDA Bond is subject to mandatory redemption by us if the Woodbridge facility is condemned, we cease to operate the facility, the New Jersey EDA Bond becomes taxable, a change in control of the Company occurs and under certain other circumstances. Depending upon the circumstances, such an event could require a payment to our bondholder ranging between 100% and 110% of the principal amount of the New Jersey EDA Bond, plus interest. If we are unable to obtain additional financing from other sources, the requirement that we pay cash in connection with such mandatory redemption will have a material adverse effect on our liquidity and cash resources, and may impair our ability to continue to operate.
The communities where our facilities may be located may be averse to hosting waste handling and manufacturing facilities.
          Local residents and authorities in communities where our facilities may be located may be concerned about odor, vermin, noise, increased truck traffic, air pollution, decreased property values, and public health risks associated with operating a manufacturing facility in their area. These constituencies may oppose our permitting applications or raise other issues regarding our proposed facilities.
Our facilities will require certain permits to operate, which we may not be able to obtain or obtain on a timely basis.
          For our Woodbridge facility, we must obtain various permits and approvals to operate a recycling center and a manufacturing facility, including among others a Class C recycling permit, land use and site plan approval, an air quality permit, a water discharge permit, a storm water runoff permit, and building construction permits. We may not be able to secure all the necessary permits on a timely basis or at all, which may prevent us from operating the facility according to our business plan.

          For our additional facilities, we may need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. Lack of permits to construct, operate or maintain our facilities will severely and adversely affect our business.
Changes in environmental regulations or violations of such regulations could result in increased expense and could have a material negative effect on our financial performance.
          We will be subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate our planned facilities. If for any reason any of these permits are not granted, construction costs for our organic waste conversion facilities may increase, or the facilities may not be constructed at all. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. The expense of compliance could be significant enough to reduce our net income and have a material negative effect on our financial performance.
Risks Related to Investment in Our Securities
As a public company, we will be subject to complex legal and accounting requirements that will require us to incur substantial expense and will expose us to risk of non-compliance.
     As a public company, we will be subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.
The Class A warrants may be redeemed on short notice, which may have an adverse effect on their price.
     We may redeem the Class A warrants for $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after (i) August 8, 2007 and (ii) the date on which the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $9.35 for five consecutive trading days. If we give notice of redemption, holders of our Class A warrants will be forced to sell or exercise the Class A warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the Class A warrants they hold.
While the Class A and Class B warrants are outstanding, it may be more difficult to raise additional equity capital.
     During the term that the Class A warrants and Class B warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.
If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.
     Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to the shares of preferred stock.
Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
     We have agreed to pay a 5% common stock dividend to holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, until the Woodbridge facility has commenced commercial operations. The additional shares of our common stock distributed pursuant to such stock dividends could cause the market price of our common stock to decline and could have an adverse effect on our earnings per share, if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class A and Class B Warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.
If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B warrants.
     For you to be able to exercise the Class A or Class B warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B warrants. If at their expiration date the warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of warrants, and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. In summary, the Company and you may encounter circumstances in which you will be unable to exercise the Class A or Class B warrants. In those circumstances, we may, but are not required to, redeem the warrants by payment in cash. Consequently, there is a possibility that you will never be able to exercise the Class A or Class B warrants, and that you will never receive shares or payment of cash in settlement of the warrants. This potential inability to exercise the Class A or Class B warrants, and the possibility that we will never elect to settle warrants in shares or cash, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

FORWARD-LOOKING STATEMENTS
          We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words. These statements are only predictions. You should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside our control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in “Risk Factors,” not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

USE OF PROCEEDS
          We may receive gross proceeds of up to $39,303,000, before deducting expenses estimated at $50,000, from the exercise of the Class A warrants and Class B warrants, the representative’s warrants and the Class A warrants and Class B warrants underlying the representative’s warrants. We will retain discretion over the use of the net proceeds we may receive from this offering, but we currently intend to use such proceeds, if any, for working capital purposes, financing of capital expenditures and additional operating facilities, research and development, general and administrative expenses, manufacturing expenses and sales and marketing.
PLAN OF DISTRIBUTION
          The shares of common stock issuable upon the exercise of the public warrants will be offered solely by us, and no underwriters are participating in this offering. For the holders of the Class A warrants and Class B warrants to exercise the warrants, there must be a current registration statement covering the common stock underlying the Class A warrants and Class B warrants on file with the Securities and Exchange Commission. The issuance of the common stock must also be registered with various state securities commissions or exempt from registration under the securities laws of the states where the public warrant holders reside. We intend to maintain a current registration while the Class A warrants and Class B warrants are exercisable. The public warrants expire on February 13, 2012.
          The representative’s warrants entitle the holders to purchase 180,000 units, each unit consisting of one share of common stock, one Class A warrant and two Class B warrants. Because the common stock and the warrants underlying the units are now trading separately, on exercise of the representative’s warrants, the holders will receive one share of our common stock, one Class A warrant and two Class B warrants for each representative’s warrant. Under the terms of the representative’s warrants, we are registering for issuance common stock, Class A warrants and Class B warrants and the common stock underlying the Class A warrants and Class B warrants, all of which are securities underlying the representative’s warrants. Under the terms of the representative’s warrants, we have also agreed to indemnify the representative of the underwriters in connection with the sale of securities underlying the representative’s warrants against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See “Commission Position on Indemnification for Securities Act Liabilities” below.
MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS
          Shares of the Company’s common stock are quoted on the NASDAQ Capital Market under the symbol “COIN.”
          The Company’s units began trading on February 13, 2007 under the symbol “COINU.” Each unit consisted of one share of common stock, one redeemable Class A warrant, and one non-redeemable Class B warrant, each warrant to purchase one share of common stock. The common stock and warrants traded as a unit for 30 days from February 13, 2007, to March 15, 2007, after which the common stock and warrants began trading separately.
          Below are the price ranges for our common stock from March 16, 2007 as reported on the NASDAQ Capital Market.

2007	HIGH	LOW

First Quarter (from March 16, 2007)	$3.46	$2.90
Second Quarter	3.07	2.51
Third Quarter	2.98	2.27
Fourth Quarter	5.20	2.48
          The last reported sale of our common stock on the NASDAQ Capital Market on January 14, 2008 was $12.30.
DIVIDEND POLICY
          We have approved the disbursement of a 5% common stock dividend to all holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, until the Woodbridge facility has commenced commercial operations. We paid the dividend at the end of the first, second and third quarters of 2007. Pursuant to the stock dividend program, we will not issue fractional shares or shares with respect to the calendar quarter in which we commence commercial operations.
          We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. The terms of our New Jersey bond issue will restrict our ability to pay cash dividends. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon, in addition to the terms of the New Jersey bond financing as well as any future bond or bank financings, our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION
          The following table is derived from our financial statements as of September 30, 2007 and December 31, 2006, set forth elsewhere in this prospectus, and sets forth our capitalization as of September 30, 2007 and December 31, 2006.

	September 30, 2007	December 31, 2006
	Actual	Actual
DEBT
Demand note dated October 30, 2006	$0	$200,000
Demand note dated December 29, 2006	$0	$50,000
Term note dated August 27, 2004, due December 31, 2008	$250,000	$250,000
Term note dated September 6, 2005, due December 31, 2008	$125,000	$250,000
Term note dated May 2, 2007	$89,170	$0
Bridge loan	$0	$1,515,000

Total debt	$464,170	$2,265,000

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.0001 par value: 25,000,000 shares actual authorized; no shares issued and outstanding	$0	$0
Common stock, $0.0001 par value: 75,000,000 shares actual authorized; 4,028,272 and 1,333,333 shares issued and outstanding, respectively	$402	$133
Additional paid-in capital	$12,454,449	$4,113,385
Accumulated deficit	$(9,316,172)	$(6,290,413)

Total capitalization	$3,138,679	$(2,176,895)

          This table should be considered in conjunction with the sections of this prospectus captioned “Use of Proceeds” and “Plan of Operation” as well as the financial statements and related notes included elsewhere in this prospectus.

PLAN OF OPERATION
          The following discussion of our plan of operation should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Risk Factors” and those included elsewhere in this prospectus.
Introduction
          Converted Organics Inc. is a development stage company that seeks to construct processing facilities that will use food waste as raw material to manufacture all-natural soil amendment products combining nutritional and disease suppression characteristics. We plan to sell and distribute our products in the agribusiness, turf management, and retail markets. We have obtained a long-term lease for a site in a portion of an industrial building in Woodbridge, New Jersey that the landlord will modify and we will equip as our initial organic waste conversion facility. We currently have no operations and do not expect to generate any revenue until the facility is completely operational. When fully operational, the Woodbridge facility is initially expected to process approximately 68,000 tons of organic food waste and produce approximately 9,300 tons of dry product and 5,900 tons of liquid concentrate annually. We expect to complete construction and begin start-up operations in the second quarter of 2008.
          We were incorporated under the laws of the state of Delaware in January 2006. In February 2006, the company merged with its predecessor organizations, Mining Organics Management, LLC and Mining Organics Harlem River Rail Yard, LLC, in transactions accounted for as a recapitalization.
          Development Period
          Since the formation of one of our predecessors on May 2, 2003 through September 30, 2007, we and our predecessor organizations have spent approximately $13.7 million to accomplish the following:
•	acquire the technology license;

•	develop engineering plans;

•	identify appropriate sites for development;

•	enter into a lease for the site for our Woodbridge facility;

•	prepare certain environmental permit applications;

•	contract for third-party evaluation and validation of the technology;

•	contract for two third-party studies analyzing the pricing and market demand for our products;

•	pursue various environmental permits and licenses;

•	negotiate a long-term supply contract for source-separated organic waste;

•	garner public/ community support;

•	develop markets for our products by meeting with distributors of organic products, wholesalers, and prior users of similar products;

•	sponsor growth and efficacy trials for products produced by the licensor;

•	complete engineering and mass balance for our Woodbridge facility;

•	negotiate contracts for construction of the Woodbridge plant;

•	place deposits on equipment; and

•	continue to develop opportunities for future facilities.
          In addition, we have commenced plant construction activities. Our process engineer has substantially completed the design, mass balance, energy balance, and process flow drawings for the Woodbridge facility. This work formed the basis for soliciting bids for guaranteed maximum price contracts for the construction of the Woodbridge facility; these contracts place responsibility on the contractors for delivering a turnkey project by the second quarter of 2008.
          These activities have been funded through a combination of contributions of capital by our founders, private sales of interests in our predecessor companies, borrowings and public offerings of equity and debt.
          Construction and Start-up Period
          Management is currently focused primarily on constructing the Woodbridge facility, conducting start-up trials and bringing operations to full-scale production as quickly as practicable. We have budgeted approximately $14.6 million for the design, building, and testing of our facility, including related non-recurring engineering costs, according to the following development calendar. The capital outlays shown in the following table represent an estimated schedule of payments to be made in connection with the construction of the Woodbridge facility. The amounts shown below include the related portions of construction management, engineering and design, contingency, bonding and similar fees. The capital outlay of $14.6 million will come from the $25.4 million raised by the public offering of stocks and bonds on February 16, 2007 and does not include $4.6 million of lease financing provided by the New Jersey landlord.
          Development Stage Milestone Estimated Cost

Development Stage	Milestone	Estimated Cost
Award GMP (design & non-recurring engineering costs)— Completed	By March 31, 2007	$415,000
Order “long-lead time” equipment — completed	By June 30, 2007	2,055,000
General Construction — in process	By June 30, 2007	1,157,000
Install Equipment	By September 30, 2007	4,452,000
Install mechanical, electrical and piping	By March 31, 2008	6,490,000

Total		$14,569,000
          Of the estimated $8,079,000 in costs which were to be incurred by September 30, 2007, $3,346,000 has been incurred with the remaining $4,733,000 to be incurred over the remaining construction period. The total cost is not expected to exceed the estimate. Payments have not been required according to the above schedule due to the timing of deposits and favorable payment terms negotiated with vendors and construction timing. The Company does not expect the future work schedule to vary from the above plan.
          The remaining net proceeds of the stock and bond offerings of $10.8 million (net proceeds of $25.4 million less $14.6 million set aside for construction) will be used to fund the company’s marketing and administrative expenses during the construction period, fund specific principal and interest reserves specified in the bond offering and pay expenses relating to the offering of stock and bonds. The additional costs for the buildout of the New Jersey facility by the landlord are not included in these costs. We expect to negotiate and execute a plant management agreement prior to commencement of facility operations. We will continue to develop relationships and negotiate purchase agreements for our end products in the agribusiness, turf management, and retail markets during the construction and start up period.
          Operations

          Operations are expected to begin by processing 65 tons of waste per day, with the expectation that initial design capacity of 210 tons per day could be reached within four-to-six weeks. Upon commencement of operations, we expect two revenue streams: (i) tip fees that in our potential markets range from $50 to $100 per ton, and (ii) product sales. Tip fees will be paid to the Company to receive the waste stream from the waste hauler; the hauler will pay the Company, instead of a landfill, to take the waste. If the haulers source separate and pay in advance, they could be charged tip fees that are up to 20% below market. As of the date of the filing of this report, we have contracted to receive and accept waste for our initial capacity. In addition, we have received indications of interest for over 55% of the planned 2008 output from our New Jersey facility. We believe that, based on industry practice, these indications of interest will translate into purchase orders once the Woodbridge facility is operational.
          Future Development
          Subject to the availability of development capital, we intend to commence development and construction of other facilities while completing construction of our Woodbridge facility. The timing of our next facility is dependent on many factors, including locating property suited for our use, negotiating favorable terms for lease or purchase, obtaining regulatory approvals, and procuring raw material at favorable prices.
          We anticipate that our next facility may be located in Rhode Island. We have commenced negotiation of a lease and services agreement with the Rhode Island Resource Recovery Corporation for a proposed facility in Johnston, Rhode Island. Other locations in Massachusetts and New York as well as other states may be considered as determined by management.
          In each contemplated market, we have started development activity to secure a facility location. We have also held preliminary discussions with state and local regulatory officials and raw material suppliers. We believe that this preliminary development work will allow the Company to develop and operate a second facility within 24 months from the date of our initial public offering, subject to the availability of debt financing. We will be able to use much of the engineering and design work done for our first facility for subsequent facilities, thus reducing both the time and costs associated with these activities.
Trends and Uncertainties Affecting our Operations
          We will be subject to a number of factors that may affect our operations and financial performance. These factors include, but are not limited to, the available supply and price of organic food waste, the market for liquid concentrate and solid organic fertilizer in the Eastern United States, increasing energy costs, the unpredictable cost of compliance with environmental and other government regulation, and the time and cost of obtaining USDA, state or other product labeling designations. Demand for organic fertilizer and the resulting prices customers are willing to pay also may not be as high as our market studies suggest. In addition, supply of organic fertilizer products from the use of other technologies or other competitors may adversely affect our selling prices and consequently our overall profitability.
Liquidity and Capital Resources
          At September 30, 2007, we had total current assets of approximately $744,000, consisting primarily of cash and prepaid and other assets, and current liabilities of approximately $1,004,000, consisting primarily of accounts payable and accrued expenses. The Company has accumulated a net loss from inception through September 30, 2007 of approximately $9,316,000. Owners’ equity at September 30, 2007 was approximately $3,139,000. Since inception, we have generated no revenue from operations, and do not expect to generate revenue until the second quarter of 2008. Although the Company has negative working capital as of September 30, 2007, approximately $233,000 of current liabilities will be paid from restricted funds which are classified as non-current assets on the balance sheet, and are more fully described below. An additional $300,000 of liabilities classified as current cannot be paid from current assets as a condition of the New Jersey EDA Bond.
          We currently do not have manufacturing capabilities or other means to generate revenues or cash. Approximately $14.6 million of the $25.4 million net proceeds from the equity and bond offerings, together with the $4.6 million of lease financing provided by the landlord, will be used to build our Woodbridge facility, which is expected to be completed in the first quarter of 2008. The remaining $10.8 million net proceeds from the equity and bond offerings ($25.4 million raised less $14.6 million for construction) has been and will continue to be used to sustain our operations, fund bond principal, interest and working capital reserves, and has provided the cash required to repay bridge loans, demand loans and accrued interest that were not paid at the date of our initial public offering due to covenants placed on the Company by the bondholder of the New Jersey EDA Bond.
          In May, 2007, we reached agreements with the bridge lender and the demand note lender to repay the entire principal and accrued interest on these debts. The principal of the bridge loan of $1,515,000 plus accrued interest of approximately $160,000, along with principal of the demand loan of $150,000 plus accrued interest of approximately $7,000, was repaid from unrestricted cash upon finalization of the agreement. In addition, for the various term extensions granted by the bridge lender, we issued approximately 56,000 shares of common stock, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The statement of operations reflects expense of $178,048 related to the issuance of these shares.
          In order for the repayment of bridge and demand loans to comply with the terms of the covenants of the bondholder of the New Jersey EDA Bond, the bridge lender has obtained a letter of credit in favor of the Company for $1,825,000. This letter of credit has an expiration date of April 9, 2008, and allows for a one-time draw down during the thirty days prior to expiration. The letter of credit will be supported by assets of the bridge lender, and we have paid the letter of credit fee of $27,375. In the event that we utilize the funds available under the letter of credit, we are required to 1) repay principal and interest at 12 % within one year, and 2) issue additional shares of common stock equal to 60% of the amount utilized, calculated by dividing 60% of the amount utilized by the then-current share price. If the total standby letter of credit is utilized, the total shares issued under this calculation would be approximately 375,000, if the stock was then trading at the September 30, 2007 market price. We have no way to determine how many shares would actually be issued at the share price in the future, nor the amount that might be drawn on the letter of credit. We have agreed not to issue more than 20% of the then outstanding shares of common stock without seeking shareholder consent. If the borrowed funds are not repaid within one year, interest increases to 18% and we are required to issue additional extension shares equal to 8 1/3% of the outstanding balance each month. We have received the approval from the bondholder of the New Jersey EDA Bond to enter into this agreement.
          In May, 2007, we also reached agreements with our two term note lenders, whereby the maturity dates of these loans have been extended to December 31, 2008. The outstanding balances on these term loans as of September 30, 2007 were $250,000 and $125,000. Among other terms, the agreement on one of these loans required accrued interest of $89,170 to be paid immediately. As we were precluded under the terms of the agreement with the bondholder of the New Jersey EDA Bond from paying the accrued interest, we borrowed funds to repay this accrued interest by entering into an additional term loan in the amount of $89,170 with our CEO, Edward J. Gildea. This note is unsecured and subordinate to the bond, carries an interest rate of 12% and has a two-year term. This interest rate is equal to or less than the interest paid on its other term loans. We obtained the necessary bondholder consents to enter into this agreement.
          As a result of the above transactions, our debt structure is as follows at September 30, 2007 as compared to March 31, 2007:

	September 30, 2007	March 31, 2007
Demand notes payable	$-0-	$150,000
Term notes payable	$464,170	$375,000
Bridge loans payable	$-0-	$1,515,000
Bonds payable	$17,500,000	$17,500,00
          As of September 30, 2007, the Company has the following approximate cash balances:

General Operating (unrestricted cash)	$343,000

Construction Trust ( restricted cash)	$10,963,000
Subsidiary Working Capital Reserves (restricted cash)	$1,750,000
Principal, Interest and Lease Reserves (restricted cash)	$2,986,000

Total restricted cash	$15,699,000

          Withdrawals from restricted cash require approval of the third party trustee, and are governed by the Trustee Agreement.
          In addition to the above cash balances, a standby Letter of credit in the amount of $1,825,000 has been issued in favor of the Company. We decided to accept this letter of credit and to pay down the bridge loans in order to eliminate the 18% interest charge on funds that were not being utilized at this time. We will seek additional working capital sources in the future as the current general operating cash balance may not be enough to sustain us until our Woodbridge facility is operational and we may wish to explore alternatives to the additional equity distribution associated with the letter of credit drawdown. If sources of cash are not available to us in the future, we will draw down on the letter of credit to sustain operations, which will cause issuance of shares and repayment of the loan, which is discussed above. In order to ensure that the company has sufficient operating cash until the letter of credit is available, management has instituted a plan to reduce and defer costs, including management salaries.
Results of Operations for the Period Ended September 30, 2007
          The company has been a development stage company since its inception. For the period from inception (May 3, 2003) until September 30, 2007, the Company has not earned any revenues from operations. The Company does not expect to earn revenues from operations until 2008. In addition, the Company has incurred operating costs and expenses of approximately $3,026,000 during the nine months ending September 30, 2007, and approximately $9,316,000 for the period from inception (May 3, 2003) until September 30, 2007. Operating expenses incurred since inception were approximately $7,600,000 for general and administrative expenses, $2,168,000 for research and development costs, and $198,000 for amortization expense.
          As of September 30, 2007, the Company had current assets of approximately $744,000 compared to $890,000 as of December 31, 2006. Deferred finance and issuance costs represented approximately $681,000 of the current assets as of December 31, 2006. Deferred costs associated with the public offering of approximately $1,687,000 were offset against the gross proceeds from the offering of approximately $9.9 million in the consolidated statements of changes in owners’ equity (deficiency) during the nine months ending September 30, 2007. Costs associated with the bond offering of approximately $953,000 have been capitalized and will be amortized over the life of the bond.
          As of September 30, 2007, the Company had current liabilities of approximately $1,004,000 compared to $3,734,000 at December 31, 2006. The decrease is due largely to a reduction in accounts payable and accrued expenses, which were paid with proceeds of the public offering and the debt, and the repayment of the demand notes, the term notes and the bridge notes payable.

PROPOSED BUSINESS
Overview
          Converted Organics is a development stage company seeking to use organic food waste as raw material to manufacture all-natural soil amendment products combining both disease suppression and nutrition characteristics. We plan to sell and distribute our products in the agribusiness, turf management, and retail markets. Our proposed process, which has been demonstrated in a pilot manufacturing facility, uses heat and bacteria to transform food waste into a natural fertilizer.
          Our revenue will come from two sources: “tip” fees and product sales. Waste haulers will pay us tip fees for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the customers who purchase our products. Our planned products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The products will be sold in both dry and liquid form and will be stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to the plant. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe our products will have substantial demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.
          Our initial facility will collect raw material from the New York-Northern New Jersey metropolitan area. It is located near the confluence of two major highways in northern New Jersey, providing efficient access for the delivery of feedstock from throughout this geographic area. The facility is within a special recycling zone and has been approved for inclusion in the Middlesex County New Jersey Solid Waste Management Plan. When fully operational, the Woodbridge facility is expected to process approximately 78,000 tons of organic food waste, which will be diverted from landfills, and produce approximately 7,500 tons of dry product and 6,700 tons of liquid concentrate annually. We are in the process of negotiating options to lease property for additional facilities in Massachusetts, New York and Rhode Island. Completion of these additional facilities will require additional capital.
Environmental Impact of Our Business Model
          Organic food waste, the raw material of our manufacturing process, comes from a variety of sources. Prior to preparation, food must be grown or raised, harvested, packaged, shipped, unpacked, sorted, selected and repackaged before it finds its way into markets, restaurants or home kitchens. Currently, this process creates a large amount of food waste, particularly in densely populated metropolitan areas such as New York City, Northern New Jersey, and Eastern Massachusetts. Traditionally, the majority of food waste is disposed of in either landfills or incinerators that do not produce a product from this recyclable resource. We intend to use a demonstrated technology that is environmentally benign to convert waste into valuable all-natural soil amendment products.
          Food waste comprises 15 to 20% of the nation’s waste stream. Disposing of or recycling food waste should be simple, since organic materials grow and decompose readily in nature. However, the high concentrations of food wastes and the lack of available land near most urban areas to be used for traditional recycling methods, such as composting, pose challenges to disposal of food wastes. Waste is most commonly disposed of in landfills and incinerators. Landfill capacity is a significant concern, particularly in densely populated areas. In addition, landfills may create negative environmental effects including liquid wastes migrating into groundwater, landfill gas, consumption of open space, and air pollution associated with trucking waste to more remote sites. The alternative of incineration may produce toxic air pollutants and climate-changing gases, as well as ash containing heavy metals. Incineration also fails to recover the useful materials from organic wastes that can be recycled. The composting alternative is a slow process to complete, requires considerable land to locate a high volume facility, may generate offensive odors, and may attract vermin. In addition, composting usually creates an inconsistent product with lower economic value than the fertilizer products we will produce.

          Our proposed process uses heat and bacteria to convert waste into all-natural soil amendment products with nutritional and disease suppression characteristics. The process occurs in enclosed “digesters” housed within a building that will use effective emissions control equipment, resulting in minimal amounts of dust, odor, and noise. By turning food waste into a fertilizer product using an environmentally benign process, we anticipate that we will be able to reduce the total amount of solid waste that goes to landfills and incinerators, which may in turn reduce the release of greenhouse gases such as methane and carbon dioxide.
          The following table summarizes some of the advantages of our proposed process compared with currently available methods employed to dispose of organic food waste:
Comparison of Methods for Managing Food Waste

Method	Environmental Impacts	Products

Landfilling	Loss of land Groundwater threat Methane gas Air pollution from trucks Useful materials not recycled Undesirable land use	Landfill gas (minimal energy generation at some landfills)

Incineration	Air pollution Toxic emissions Useful materials not recycled Disposal of ash still required	Electricity (only at some facilities)

Composting	Groundwater threat Odor Vermin Slow Substantial land required	Low value compost

Converted Organics	No air pollution or solid waste No harmful by-products Removal of waste from waste stream Consumption of electricity and natural gas Discharge of treated wastewater into sewage system	Natural fertilizer

          Environmental regulators and other governmental authorities in our target markets have also focused more recently on the potential benefits of recycling increased amounts of food waste. For example, the New Jersey Department of Environmental Protection (the “NJDEP”) estimates nearly 1.5 million tons, or just over 15% of the state’s total waste stream, is food waste. In 2003, only 221,000 tons, or 15%, of the estimated 1,466,000 tons of food waste generated in the state were recycled. The 2005 NJDEP Statewide Solid Waste Management Plan focuses particularly on the “food waste” recycling stream as one of the most effective ways to create significant increases in recycling tonnages and rates. In New York, state and local environmental agencies are taking measures to encourage the diversion of organics from landfills and are actively seeking processes consistent with health and safety codes. The goal is to further reduce the amount of waste going to landfills and other traditional disposal facilities, particularly waste that is hauled great distances, especially in densely populated areas in the Northeast. In 2005, the Rhode Island Resource Recovery Corporation began an examination of the bulk food waste processing technology of our technology licensor to determine whether using our licensed technology would be economically feasible, cost-effective, practicable, and an appropriate application in Rhode Island. In Massachusetts, the State Solid Waste

Master Plan has also identified a need for increased organics-processing capacity within the state and has called for a streamlined regulatory approval path.
The Fertilizer Industry
          Fertilizers are classified as either chemical or organic. While chemical, or synthetic, fertilizers continue to dominate the market, an increased realization of the economic benefits of organic fertilizers coupled with increased growth in the demand for organic foods has expanded the market for high-quality organic fertilizers.
•	Chemical fertilizers: Chemical fertilizers dominate the conventional farming, landscaping and gardening markets because of their high nutrient content and low cost. Chemical fertilizers are made from mined or synthetic chemicals such as urea, ammonium nitrate, super phosphate and potash, and have a high content of the nutrients nitrogen, phosphorous and potassium (NPK). They are produced in large quantities and are generally less expensive than organic fertilizers. In the conventional approach to plant fertilization, a soil scientist prescribes the amount of each nutrient necessary per unit of growing area and then selects combinations of chemical fertilizers to provide these nutrient levels at the lowest cost.

•	Organic fertilizers: Organic fertilizers include compost and products derived from animal and vegetable proteins. Compost results from the natural decomposition of organic materials such as animal manure, plants, fruits and vegetables. Compost is inexpensive relative to chemical fertilizers but does not have the high nutrient concentration of chemical fertilizers. Protein-based organic fertilizers, such as bone meal, fish meal, cottonseed meal and blood meal, can be used alone or mixed with chemical additives to create highly formulated fertilizer blends that target specific soil and crop needs. Organic fertilizers tend to be more expensive than chemical fertilizers.
          Chemical fertilizers have several significant disadvantages compared with organic fertilizers. The nutrients found in chemical fertilizers tend to become highly soluble, and runoff water can remove them from the soil. Organic fertilizers release nutrients into the soil at a slower rate, making them less likely to be leached from the soil system by rainwater. In addition, chemical fertilizers do not contain organic matter. Organic matter builds soil structure, which allows more air to reach plant roots and increases the soil’s ability to retain water, resulting in healthier crops. In addition, organic fertilizers provide nutrients for soil microorganisms, which in turn make mineral nutrients available to plants.
          Concern among farmers, gardeners and landscapers about nutrient runoff, soil health and other long-term effects of conventional chemical fertilizers has resulted in growth in the organic fertilizer market. The number of fertilizer products registered as “organic” with the Organic Materials Review Institute has increased by approximately 50% from 2002 to 2005. Demand for organic food has also driven the demand for organic fertilizers. Following the release of the U.S. Department of Agriculture’s organic certification standards and labeling program in 2002, the market for organic foods reached over $10 billion by 2003. With major agribusiness companies now carrying organic food lines, farms across the country are converting acreage to organic. To maximize yields, managers of organic farms are looking to fertilizer options that are more sophisticated than compost and are beginning to use commercially produced organic fertilizers.
Our Proposed New Jersey Facility
          Converted Organics of Woodbridge, LLC (“Woodbridge”), a New Jersey limited liability company and wholly owned subsidiary of the Company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility.
          We have entered into a 10-year lease with one 10-year renewal option for approximately 60,000 square feet of space in a portion of an existing building. The existing building will be upgraded to accommodate the conversion process and will house our processing equipment. The fertilizer products produced at the facility are expected to be delivered by truck and rail to customers. The property has been recently surveyed and does not lie within any special flood hazard area.

          Our process engineer, Weston Solutions, Inc., has substantially completed the design for the Woodbridge facility. We have entered into guaranteed maximum price contracts to build the processing facility with construction, mechanical and electrical contractors. A guaranteed maximum price contract is a contract to construct the facility that is guaranteed by a bond obtained by the contractor.
          We have entered into an agreement with Royal Waste Services, Inc. of Hollis, New York to provide up to 200 tons of organic food waste per day to the facility. We have also had discussions with several other solid waste-hauling companies and numerous waste generators regarding additional feedstock for the facility. The property is and will be able to receive feedstock by truck over local roads.
          Our conversion process has been approved for inclusion in the Middlesex County New Jersey Solid Waste Management Plan. We have submitted our application for a Class C recycling permit, which is the primary environmental permit for this project. The remaining required permits are primarily those associated with the construction and operation of any manufacturing business.
          The facility is expected to use significant amounts of electricity, natural gas and steam. We will use the services of an energy management firm to purchase natural gas and electricity, and water will be provided by the Town of Woodbridge. Wastewater will be treated and discharged by permit into the local sewage system.
          We expect the Woodbridge facility to be completed 6 to 9 months from the closing of this offering. During that time, we will spend approximately $14.6 million on structural improvements and equipment.
Business Strategy
          In addition to our Woodbridge facility, we intend to develop and construct facilities in Massachusetts, Rhode Island and New York. To operate these facilities using the licensed process, we will require additional licenses from IBRC and additional capital. We anticipate that we will be able to use much of the engineering and design work done for the Woodbridge facility for subsequent facilities, thus reducing both the time and cost required to develop additional facilities.
          In each of our contemplated locations, we have:
•	Engaged a local businessperson well acquainted with the community to assist us in the permitting process and develop support from community groups;

•	Participated in numerous meetings with state, county and local regulatory bodies as well as environmental and economic development authorities; and

•	Identified potential facility sites.
          As new facilities commence production, we also anticipate we will achieve economies of scale in marketing and selling our fertilizer products as the cost of these activities is spread over a larger volume of product. As the overall volume of production increases, we also believe we may be able to more effectively approach larger agribusiness customers who may require larger quantities of fertilizer in order to efficiently utilize their distribution systems.
          To date, we have undertaken the following activities in the following markets to prepare to develop additional facilities:
•	In Massachusetts, we have performed initial development work in connection with construction of a proposed 15,000-ton per year manufacturing facility to serve the eastern Massachusetts market. Our proposal to develop this facility is currently under review by the property owner. The Massachusetts Strategic Envirotechnology Partnership Program has completed a favorable review of our technology.
•	In Rhode Island, we have proposed to construct a 10,000-ton per year manufacturing facility to service the entire Rhode Island market. We are working with the Rhode Island Resource Recovery Corporation, the agency responsible for managing solid waste in the state, to build a facility on state-owned and operated landfill, thereby greatly reducing the time associated with permitting and construction. The Rhode Island Resource Recovery Corporation has reviewed the technology we have licensed and has included it as an option in the 2006 update to its solid waste plan. In January 2008, we executed an Option to Lease with Rhode Island Recovery Corporation to build a 40,000 square foot facility in Johnston, Rhode Island. The Company anticipates that the facility will begin operations in 2009.
•	In New York City, we have proposed to construct a 15,000-ton per year manufacturing facility in the South Bronx to service the New York City market. We have held discussions with both the New York City Department of Environmental Protection and the New York State Department of Environmental Conservation, and we are currently negotiating with the landlord for the proposed site.
Conversion Process
          The process that converts food waste into our solid and liquid fertilizer products is based on technology called “Enhanced Autothermal Thermophilic Aerobic Digestion” (“EATAD”). The EATAD process was developed by International Bio Recovery Corporation (“IBRC”), a British Columbia company which possesses technology in the form of know-how integral to the process and which has licensed to us their technology for organic waste applications in certain locations. In simplified terms, EATAD means that once the prepared feedstock is heated to a certain temperature, it self-generates additional heat (autothermal), rising to very high, pathogen-destroying temperature levels (thermophilic). Bacteria added to the feedstock consume vast amounts of oxygen (aerobic) converting the food waste (digestion) to a rich blend of nutrients and single cell proteins. Foodstock selection and preparation, digestion temperature, rate of oxygen addition, acidity and inoculation of the microbial regime are carefully controlled to produce a product that is highly consistent from batch to batch.
          The conversion process technology works as follows:
•	Organic food wastes arrive at a facility using the technology and any remaining inorganic contaminants are removed.

•	A macerator machine pulps and screens the organic food wastes, and adjusts its water content, acidity level (pH) and temperature, as needed for optimal digestion of the resulting pulp.

•	The resulting pulp is fed into a digester where it remains for three to four days. During that time, high temperatures and bacterial microbes convert the pulp to simple nutrients and proteins. The technology uses a patented aeration device (a shearator) that allows operation at higher temperatures than similar processes. The higher operating temperature accelerates the digestion process and destroys potential pathogens.

•	The digested material is then placed in a press that separates its solid and liquid components. The solids are dried and pelletized; the liquids are concentrated in a solution. On average, the process produces approximately 20 tons — in roughly equal proportions of liquid and solid components — for every 100 tons of organic waste feedstock input into the system.
          The following diagram describes the EATAD process as it is expected to be applied in our conversion facilities:

Fertilizer Products
          The products we plan to manufacture using our process will be positioned as:
•	A stand-alone fertilizer with plant nutrition, disease suppression and soil enhancements (amendment) benefits. The solid and liquid forms have a nutrient composition of approximately 3% nitrogen, 2% phosphorous and 1% potassium (3-2-1 NPK); or
•	A blend to be added to conventional fertilizers and various soil enhancements to improve the soil as required by the end users.
          The efficacy of our products has been demonstrated both in university laboratories and multi-year growth trials funded by us and by IBRC. These field trials have been conducted on more than a dozen crops including potatoes, tomatoes, squash, blueberries, grapes, cotton and turf grass. The results of these trials are available at no charge by contacting us at 7A Commercial Wharf West, Boston, Massachusetts 02110. These studies have not been published, peer-reviewed or otherwise subject to third-party scrutiny. Based on these trials and other data, we believe our solid and liquid products will have several valuable attributes:
•	Plant nutrition. Historically, growers have focused on the nitrogen (N), phosphorous (P) and potassium (K) content of fertilizers. As agronomists have gained a better understanding of the importance of soil culture, they have turned their attention to humic and fulvic acids, phytohormones and other micronutrients and growth regulators not present in petrochemical-based fertilizers. Our products will have NPK content of approximately 3-2-1 and will be rich in micronutrients. Both products can be modified or fortified to meet specific user requirements.

•	Disease suppression. Based on field trials using product produced by the licensed technology, we believe our products will combine nutrition with disease suppression characteristics to eliminate or significantly reduce the need for fungicides and other crop protection products. The products’ disease suppression properties have been observed under controlled laboratory conditions and in documented field trials. We also have other field reports that have shown the liquid concentrate to be effective in reducing the severity of powdery mildew on grapes, reducing verticillium pressure on tomatoes and reducing scab in potatoes.

•	Soil amendment. As a result of their slow-release nature, our dry fertilizer product increases the organic content of soil, improving granularity and water retention and thus reducing NPK leaching and run-off.

•	Pathogen-free. Due to high processing temperatures, our products are virtually pathogen-free and have extended shelf life.
          Nexant ChemSystems, Inc., a process engineering and strategic marketing research firm, evaluated our products’ projected economic yield — the market value of the crop less the costs of production — to the end user and concluded based on review of various growth trials that the economic yield of crops grown with fertilizer produced by our licensor using the EATAD process increased by an average of 11.3% with respect to the liquid product and 16.4% with respect to the dry product compared with control groups. With respect to cotton, potatoes and blueberries, economic yield increased by 16%, 19% and 30%, respectively, compared with control groups.
          We plan to apply to the U.S. Department of Agriculture (the “USDA”) and various state agencies to have our products labeled as an organic fertilizer or separately as an organic fungicide. We expect organic labeling, if obtained, to have a significant positive impact on pricing. Unlike many organic fertilizers, our products will be fully converted during the EATAD process and therefore have consistent quality, be stable, odor-free and convenient for storage and shipping. They will also have a relatively high nutrient content and will be free of pathogens. Our products will be positioned for the commercial market as a fertilizer supplement or as a material to be blended into traditional nutrition and disease suppression applications.
Marketing and Sales
          Target Markets
          The concern of farmers, gardeners and landscapers about nutrient runoffs, soil health and other long-term effects of conventional chemical fertilizers has increased demand for organic fertilizer. We have identified three target markets for our products:
•	Retail sales: home improvement outlets, garden supply stores, nurseries, Internet sales and shopping networks;

•	Turf management: golf courses, sod farms and commercial, institutional and government facilities; and

•	Agribusiness: horticulture, hydroponics and aquaculture.
          Retail sales: According to The Freedonia Group, a business research company, the $6 billion US market for packaged lawn and garden consumables will grow 4.5% annually through 2008. Fertilizers, mulch and growing media will lead gains, especially rubber mulch, colored mulch and premium soils. The growth of organic consumables is expected to be nearly double the rate of growth of conventional products but remain a small segment.
          Turf management: We believe golf courses will continue to reduce their use of chemicals and chemical-based fertilizers to limit potentially harmful effects, such as chemical fertilizer runoff. The United States Golf Association (“USGA”) provides guidelines for effective environmental course management. These guidelines include using nutrient products and practices that reduce the potential for contamination of ground and surface water. Strategies include using slow-release fertilizers and selected organic products and the application of nutrients through irrigation systems. Further, the USGA advises that the selection of chemical control strategies should be utilized only when other strategies are inadequate. We believe that our all-natural, slow-release fertilizer products will be well received in this market.
          Agribusiness: Today, the focus is on reducing the use of chemical pesticides and at the same time meeting the demand for cost-effective, environmentally responsible alternatives. This change in focus is the result of:
•	Consumer demand for safer, higher quality food.
•	The restriction on use of registered chemical pesticides. Several U.S. government authorities, including the Environmental Protection Agency, the Food and Drug Administration, and the USDA, regulate the use of pesticide. There are more than 14 separate regulations governing the use of pesticides.
•	Environmental concerns and the demand for sustainable technologies.
•	Demand for more food for the growing world population.

•	The cost effectiveness and efficacy of non-chemical based products to growers.
          Consumer demand for organic food products increased throughout the 1990s at approximately 20% or more per annum. In the wake of USDA’s implementation of national organic standards in October 2002, the organic food industry has continued to grow. According to the Nutrition Business Journal, annual sales of organic foods have expanded almost four-fold from $3.6 billion in 1997 and averaged annual growth of 19.4% over the six-year period of 1998 to 2003. Organic foods were 61% of the $22.8 billion natural and organic foods market in 2005 and 2.5% of the $557 billion U.S. foods market (excluding food service), up from a penetration rate of 0.8% of the U.S. food market in 1997.
          Farmers are facing pressures to change from conventional production practices to more environmentally friendly practices. U.S. agricultural producers are turning to certified organic farming methods as a potential way to lower production costs, decrease reliance on nonrenewable resources such as chemical fertilizers, increase market share with an “organically grown” label and capture premium prices, thereby boosting farm income.
          Product Distribution
          Products manufactured at our Woodbridge facility will be sold under the names Genica SG-100 for the solid fertilizer and Genica LC-200 for the liquid fertilizer. Our license with IBRC restricts the sale of products from this facility to the Eastern Seaboard states, including Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, District of Columbia, North Carolina, South Carolina, Georgia and Florida.
          We plan to sell and distribute our products in the retail, turf management, and agribusiness markets, by creating a sales organization or joining a proposed marketing cooperative. Our sales organization will target large purchasers of fertilizer products for distribution in our target geographic and product markets. Key activities of the sales organization will include introduction of the Company and our products and the development of relationships with targeted clients. In addition, we have had preliminary discussions with manufacturers’ representatives to explore sales of our products in appropriate retail outlets.
          IBRC is planning to form a marketing cooperative called Genica which is proposed to support IBRC’s plant licensees. Genica is designed to serve as the marketing, sales, distribution, research and development organization for products produced using the IBRC technology. As a plant licensee, we are eligible to join Genica. The cooperative may offer several strategic advantages. The cooperative would allow us to sell our end products through proposed marketing, sales and distribution channels. If we join, we expect to benefit from research and development functions performed by the cooperative as well as from what IBRC has accomplished in the past.
IBRC License
          Pursuant to a know-how license agreement dated July 15, 2003, as amended, IBRC granted us an exclusive license for a term of 40 years to use its proprietary EATAD technology for the design, construction and operation of facilities within a 31.25 mile radius from City Hall in New York City for the conversion of organic waste into solid and liquid organic material. The license permits us to use the technology at our Woodbridge facility site; restricts the ability of IBRC and an affiliated company, Shearator Corporation, to grant another know-how or patent license related to the EATAD technology within the exclusive area; and restricts our ability to advertise or contract for a supply of organic waste originating outside the same exclusive area. The licensed know-how relates to machinery and apparatus used in the EATAD process.

          We paid to IBRC an aggregate royalty equal to nine percent of the gross revenues from the sale of our products produced by the facility. In addition, we paid Cdn$238,000 to IBRC for a non-refundable deposit on a second plant license agreement and for growth trials, and are paying Cdn$264,000 to IBRC in equal monthly installments over a twelve month period for market analysis and other services. The license agreement may be terminated at IBRC’s option if we do not commence continuous operation of the Woodbridge facility, as defined in the license agreement, by July 1, 2008. We have also purchased IBRC’s patented macerators and shearators as specified by or supplied by IBRC or Shearator Corporation. If we can demonstrate sufficient demand in the area of exclusivity for the construction of additional plants, we may build the plants, assuming certain completion dates are met, upon payment of license fees for each plant based on dollar-per-ton of capacity of the proposed plants at the then current IBRC initial license fee.
          The license agreement restricts the sale of products from the facilities covered by the license to the Eastern Seaboard. Also, pursuant to the license agreement, we have granted a proposed cooperative called Genica, which has yet to be formed and of which IBRC will be a member, a right of first refusal to market all of our products in accordance with the terms and upon payment to us of the price listed on our then current price list. If we propose to sell end products to a third party for a price lower or otherwise on terms more favorable than such published price and terms, Genica also has the first right of refusal to market such products on the terms and upon payment to us of the price proposed to the third party. The license agreement does not specify the duration of such rights.
Competition
          We believe we will be operating in a very competitive environment in our business’s three dimensions — organic wastestream feedstock, technology and end products — each of which is quickly evolving. We believe we will nevertheless be able to compete effectively because of the abundance of the supply of food waste in our proposed geographic markets, the pricing of our tip fees and the quality of our proposed products and technology.
          Organic Wastestream. Competition for the organic waste stream feedstock includes landfills, incinerators and traditional composting operations. Organic waste streams are generally categorized as pre- and post-consumer food waste, lawn and garden waste, and bio-solids, including sewage sludge or the byproduct of wastewater treatment. Some states, including New Jersey, have begun to regulate the manner in which food waste may be composted. New Jersey has created specific requirements for treatment in tanks, and we believe our proposed Woodbridge facility will be the first approved in-vessel processing facility in the state. In Massachusetts, state regulators are considering a ban on the disposal of organic materials at landfills and incinerators once sufficient organic processing capacity exists within the state, which if adopted would provide a competitive advantage for our process.
          Technology. There are a variety of technologies used to treat organic wastes including composting, digestion, hydrolysis and thermal processing. Companies using these technologies may compete with us for organic material.
          Composting is a natural process of decomposition that can be enhanced by mounding the waste into windrows to retain heat, thereby accelerating decomposition. Large-scale compost facilities require significant amounts of land for operations that may not be readily available or that may be only available at significant cost in major metropolitan areas. Given the difficulties in controlling the process or the consistent ability to achieve germ-killing temperatures, the resulting compost is often inconsistent and generally would command a lower market price than our product.
          Digestion may be either aerobic, like the EATAD process, or anaerobic. Anaerobic digestion is, in simple terms, mechanized in-vessel composting. In addition to compost, most anaerobic digestion systems are designed to capture the methane generated. While methane has value as a source of energy, it is generally limited to on-site use, as it is not readily transported.
          Hydrolysis is an energy-intensive chemical process that produces a byproduct, most commonly ethanol. Thermal technologies extract the Btu content of the waste to generate electricity. Food waste, which is typically 75-90% water, is generally not a preferred feedstock. Absent technological breakthroughs, neither hydrolysis nor thermal technologies are expected to be accepted for organic food waste processing on a large-scale in the near term.

          End Products. The organic fertilizer business is relatively new, highly fragmented, under-capitalized and growing rapidly. We are not aware of any dominant producers or products currently in the market. There are a number of single input, protein-based products, such as fish, bone and cottonseed meal, that can be used alone or mixed with chemical additives to create highly formulated fertilizer blends that target specific soil and crop needs. In this sense they are similar to our products but have odor, stability and shelf life or seasonality problems.
          Most of the 50 million tons of fertilizer consumed annually in North America is mined or derived from petroleum. These petroleum-based products generally have higher nutrient content (NPK) and cost less than organic fertilizers. However, as agronomists better understand how soil, root and stem/leaf systems interact, the importance of micronutrients is more highly valued. Petrochemical additives have been shown to deaden the soil, which ironically contributes to higher nutritional requirements. Traditional petrochemical fertilizers are highly soluble and readily leach from the soil. Slow release products that are coated or specially processed command a premium. However, the economic value offered by petrochemicals, especially for field crops including corn, wheat, hay and soybeans, will not be supplanted in the foreseeable future.
          Despite a large number of new products in the end market, we believe that our products have a unique set of characteristics. Positioning and branding the combination of nutrition and disease suppression characteristics will differentiate our products from other organic fertilizer products to develop market demand, while maintaining or increasing pricing. In view of the barriers to entry created by the supply of organic waste, regulatory controls and the cost of constructing facilities, we do not foresee a dominant manufacturer or product emerging in the near term.
Government Regulation
          Our end products may be regulated or controlled by state, county and local governments as well as various agencies of the Federal government, including the Food and Drug Administration and the Department of Agriculture.
          In addition to the regulations governing the sale of our end products, our facilities will be subject to extensive regulation. We will need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, and township and state agencies having control over the specific properties.
          For our Woodbridge facility, we must obtain various permits and approvals to operate a recycling center and a manufacturing facility, including among others a Class C recycling permit, land use and site plan approval, an air quality permit, a discharge permit, treatment works approval and a storm water runoff permit, building construction permits and a soil conservation district permit.
          Environmental regulations will also govern the operation of our facilities. Our facilities will most likely be located in urban industrial areas where contamination may be present. Regulatory agencies may require us to remediate environmental conditions at our locations.
Employees
          As of September 30, 2007, we had four full-time employees, all of whom were in management and administration. Once the Woodbridge facility reaches its initial design capacity of 250 tons per day, we expect to have approximately 17 full-time employees at the facility, working in the areas of general plant management, equipment operation, quality control, maintenance, general labor, and administrative support.
Property
          We have entered into a 10-year lease, with an option to renew for an additional 10 years, for property located in a recycling center in Woodbridge, New Jersey. This is the site upon which our initial plant will be constructed. The lease covers 60,000 square feet of a 300,000 square foot building. The rent is $32,500 per month for the first 5 years of the 10-year term. In year 6, the rent is increased by 5% and will increase 2% a year in years 7 through 10. During years 2 through 10, we will pay an additional $45,401 per month for the cost of the buildout of the space. In year 11, if we exercise our option to renew, the rent would increase by 5% and would increase an additional 2% per year in years 12 through 15. The rent would increase 5% in year 16 and thereafter would increase 2% per year through the remainder of the term. We are responsible for payment of common area maintenance fees and taxes based upon our percentage of use relative to the whole facility and for our separately metered utilities.
          We currently lease, on a month-to-month basis, approximately 2,500 square feet of office space for our headquarters in Boston, Massachusetts. We pay rent of $2,800 per month. We may terminate the office lease at any time upon 30 days advance written notice.
Legal Proceedings
          We do not know of any pending or threatened legal proceedings to which we are or would be a party or any proceedings being contemplated by governmental authorities against us, or any of our executive officers or directors relating to their services on our behalf.
Company History
          Converted Organics Inc. was incorporated in January 2006 under the laws of the state of Delaware. In February 2006, the Company merged with its predecessor organizations, Mining Organics Management, LLC (“MOM”) and Mining Organics Harlem River Rail Yard, LLC (“HRRY”). MOM and HRRY were organized as Massachusetts limited liability companies in May 2003 and July 2003, respectively.
          The members of MOM included a limited liability company, the managing member of which is the Company’s current director William A. Gildea, another limited liability company the sole member of which is consultant John E. Tucker, and the Company’s current Vice President of Communications & Marketing Thomas R. Buchanan. Weston Solutions, Inc. and MOM were equal members of HRRY. Each of MOM and HRRY was formed to promote the principal business objective of Converted Organics — that is, to implement licensed technology to facilitate the conversion of organic food waste into solid and liquid fertilizer products. MOM was originally intended to be the principal operating entity, and HRRY was a location-specific entity that was formed to develop business opportunities in New York City.
          Thereafter, to consolidate the various related entities, Converted Organics was formed and each of HRRY and MOM was merged into it. As a result of the merger of Converted Organics and HRRY, each of the members of HRRY received 300,000 shares of Converted Organics common stock. MOM subsequently distributed the 300,000 shares that it received as a result of the merger to its members; as a result, Messrs. William Gildea and Tucker each received 135,000 shares of Converted Organics common stock and Mr. Buchanan received 30,000 shares. No shares of Converted Organics common stock were issued in connection with the merger between Converted Organics and MOM because MOM did not contribute any value as of the date of the merger.
          Converted Organics of Woodbridge, LLC, a New Jersey limited liability company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility. This company has had no assets, liabilities or operations to date.
          Our principal executive offices are located at 7A Commercial Wharf West, Boston, Massachusetts 02110. Our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. The information on, or that can be accessed through, our website is not a part of this prospectus.

MANAGEMENT
Directors and Executive Officers
          The Company’s executive officers and directors and certain information about them, including their ages as of September 30, 2007, are as follows:

Name	Age	Position

Edward J. Gildea	55	President, Chief Executive Officer and Chairman of the Board
David R. Allen	52	Chief Financial Officer
John A. Walsdorf	60	Vice President and Chief Operating Officer
Robert E. Cell	39	Director
John P. DeVillars	57	Director
William A. Gildea	51	Director
Edward A. Stoltenberg	67	Director
The following is a brief description of the principal occupation and recent business experience of each of our directors and executive officers:
          Edward J. Gildea has been our Chairman, President and Chief Executive Officer since January 2006. From 2001 to 2005, he held several executive positions including Chief Operating Officer, Executive Vice President, Strategy and Business Development, and General Counsel of QualityMetric Incorporated, a private health status measurement business. During that period, Mr. Gildea was also engaged in the private practice of law representing business clients and held management positions in our predecessor companies. He holds an A.B. degree from the College of the Holy Cross and a J.D. degree from Suffolk University Law School. Mr. Gildea is William A. Gildea’s brother.
          David R. Allen has been our Chief Financial Officer since March 2007. He was previously a director from June 2006 to March 2007. Until 2004, he was the Chief Executive Officer and the Chief Financial Officer of Millbrook Press Inc., a publicly held publisher of children’s books. Millbrook Press Inc. filed for bankruptcy in the District of Connecticut in February 2004 in a liquidation proceeding in which all creditors were paid in full. Since 2004, Mr. Allen has acted as a management consultant and advisor to small public companies. Mr. Allen holds a B.S. degree and an M.S. degree from Bentley College in Waltham, Massachusetts. Mr. Allen is a Certified Public Accountant.
          John A. Walsdorf has been our Chief Operating Officer since March 2007. Prior to joining Converted Organics, he was responsible for the development of the New York, New Jersey and Pennsylvania real estate markets for Amerada Hess Corporation, a regional energy company. Mr. Walsdorf also held a similar position with the real estate outsource partner for the ExxonMobil Corporation. Mr. Walsdorf has served as Director of Acquisitions for a privately held real estate investment bank and consultant. He has also served as First Vice-President and Managing Director at a large regional New York Stock Exchange member firm. Mr. Walsdorf has a degree in Finance from Southern Illinois University and an M.B.A. from Loyola University of Chicago.
          Robert E. Cell has been a director since June 2006. In 2006, he became the President and Chief Executive Officer of RubiconSoft, now MyBuys.com, a preference-based marketing company. From 2004 to 2005, he was the Chief Executive Officer of Cool Sign Media Inc., a provider of digital advertising and signage. From 2000 to 2004, he held several executive positions, including Chief Operating Officer and Chief Financial Officer, at Blue Martini Software, Inc., a publicly held provider of client relationship management software applications. Since 2005, Mr. Cell has acted as a consultant to several public and private companies. Mr. Cell holds a B.S. degree and an M.B.A. from the University of Michigan.
     John P. DeVillars has been a director since June 2006. He is a founder and managing partner of BlueWave Strategies LLC, an environmental and renewable energy consulting firm established in 2003, and is a managing partner of its affiliated investment group, BlueWave Capital. He is a director of Clean Harbors Inc., a hazardous waste management company. Until 2003, Mr. DeVillars held the position of Lecturer in Environmental Policy in the Department of Urban Studies and Planning at the Massachusetts Institute of Technology; he continues to lecture at MIT, the Harvard Graduate School of Design and the Kennedy School of Government. From 2000 to 2003, Mr. DeVillars was Executive Vice President of Brownfields Recovery Corporation, a real estate investment and development firm focused on environmentally impacted properties known as “brownfields.” Mr. DeVillars holds a B.A. degree from the University of Pennsylvania and an M.P.A. from Harvard University.
          William A. Gildea has been a director since January 2006. From 2000 to present, he has managed ECAP, LLC, a boutique investment firm that specializes in the funding and development of clean technologies, and held management positions in our predecessor companies. Mr. Gildea has also held positions at Connecticut Bank and Trust and Phoenix Investment Council. He earned a B.A. degree from Westfield State College in Westfield, Massachusetts and an M.B.A. from Rensselaer Polytechnic Institute in Troy, New York. Mr. Gildea is Edward J. Gildea’s brother.
          Edward A. Stoltenberg has been a director since March 2007. He is a Managing Director of Phoenix Financial Services, an investment banking firm which provides financial services to middle market public and private companies. He has been with Phoenix since 1999. During the period 2001- 2002, Mr. Stoltenberg was retained by Pillowtex Corporation as its Director of Bankruptcy Compliance. Mr. Stoltenberg is a Certified Public Accountant and holds a B.A from Ohio Wesleyan University and an M.B.A from the University of Michigan.
Board Classifications, Committees and Meetings
          Our Board of Directors comprises five members divided into three classes as nearly equal in number as possible. Currently, Messers. Stoltenberg and Cell serve as Class 1 directors, whose terms expire in 2007, Messers. DeVillars and William Gildea serve as Class 2 directors, whose terms expire in 2008, and Mr. Edward Gildea serves as a Class 3 director, whose term expires in 2009. Of the five members of the Board, three are independent directors. .
          Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.
          Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:
•	appointing, evaluating and terminating our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and non-audit services to be performed by the independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.
          Our Audit Committee comprises Messrs. Stoltenberg, DeVillars and Cell. Mr. Stoltenberg serves as Chairman of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under the rules of the Securities and Exchange Commission and the NASDAQ Stock Market. The

Board has determined that Mr. Stoltenberg qualifies as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission.
          Compensation Committee. Our Compensation Committee assists our Board of Directors in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:
•	approving the compensation and benefits of our executive officers;

•	reviewing the performance objectives and actual performance of our officers; and

•	administering our stock option and other equity compensation plans.
          Our Compensation Committee comprises Messrs., Cell, DeVillars and Stoltenberg. Mr. Cell serves as Chairman of the Compensation Committee. The Board has determined that all members of the Compensation Committee are independent under the NASDAQ rules.
          Nominating and Governance Committee. Our Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of our Board of Directors, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities include the following:
•	evaluating the composition, size and governance of our Board of Directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees;

•	determining procedures for selection of the CEO and other senior management; and

•	evaluating and recommending candidates for election to our Board of Directors.
          Our Nominating and Governance Committee comprises Messrs. DeVillars, Cell and Stoltenberg. Mr. DeVillars serves as Chairman of our Nominating and Governance Committee. The Board has determined that all members of the Nominating Committee are independent under the NASDAQ rules.
Nomination of Director Candidates
          The Company receives suggestions for potential director nominees from many sources, including members of the Board, advisors and stockholders. Any such nominations, together with appropriate biographical information, should be submitted to the Chairperson of the Company’s Nominating and Governance Committee in the manner discussed below. Any candidates submitted by a stockholder or stockholder group are reviewed and considered in the same manner as all other candidates.
          Nominating and selection procedures are described in the written charter of the Company’s Nominating and Governance Committee, a copy of which is available on the Company’s website at www.convertedorganics.com. Qualifications for consideration as a Board nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. However, minimum qualifications include high level leadership experience in business activities, breadth of knowledge about issues affecting the Company, experience on other boards of directors, preferably public company boards, and time available for meetings and consultation on Company matters. The Nominating and Governance Committee seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board, to the Company and its stockholders.
          Candidates whose evaluations are favorable are then chosen by the Nominating and Governance Committee to be recommended for selection by the full Board. The full Board selects and recommends candidates for nomination as directors for stockholders to consider and vote upon at the annual meeting.
          A stockholder wishing to nominate a candidate for election to the Company’s Board of Directors at any annual meeting at which the Board of Directors has determined that one or more directors will be elected shall submit a written notice of his or her nomination of a candidate to the Chairperson of the Company’s Nominating and Governance Committee (c/o the Corporate Secretary), providing the candidates name, biographical data and other relevant information together with a consent from the nominee. The submission must be received at the Company’s principal executive offices a reasonable time before the Company begins to print and mail its proxy materials so as to permit the Nominating and Governance Committee and, if necessary, the Board of Directors, to evaluate the qualifications of the nominee.
          The Company currently does not employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions.
Compensation Committee and Insider Participation
          None of the members of our Compensation Committee is one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.
Director Compensation
          In fiscal 2006, our independent directors received options to purchase 10,000 shares and $5,000 for their service on the Board of Directors. In addition, they received meeting fees of $1,000 per meeting of the Board of Committee and reimbursement of expenses.
          The management directors are not compensated for their services as directors.

	Fees Earned or Paid in	Option Awards
Name	Cash	(footnotes 1 & 2)	Total
David Allen	$12,000	$15,843	$27,843
Robert Cell	$12,000	$15,843	$27,843
John DeVillars	$11,000	$15,843	$26,843

1 —	The fair value for the stock options was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; volatility factor of 38.816%; and an expiration period of five years. The price resulting from the valuation was $1.5843 per share.

2 —	The amount of the option awards in the table above represents the aggregate amount of all options at the end of the fiscal year.
Code of Ethics
          We have adopted a code of ethics that applies to our officers (including our principal executive, financial and accounting officers), directors, employees and consultants. The text of our code of ethics can be found on our Internet website at www.convertedorganics.com.
Compensation Committee — Composition and Responsibility
          All members of the compensation committee are independent directors in accordance with NASDAQ rules. There are currently three directors who serve on the Compensation Committee: Robert E. Cell, as Chair, Edward Stoltenberg, and John DeVillars.
          The Compensation Committee operates under a written charter approved by the Board. The current compensation committee charter may be viewed by accessing the Investor Relations link on the Company website (http://www.ConvertedOrganics.com). The compensation committee has, as stated in its charter, two primary responsibilities: (i) assisting the Board in carrying out its responsibilities in determining the compensation of the CEO and executive officers of the Company; and (ii) establishing compensation policies that will attract and retain qualified personnel through an overall level of compensation that is comparable to, and competitive with, others in the industry and in particular, peer institutions.

          The Compensation Committee, subject to the provisions of our 2006 Stock Option Plan, also has authority in its discretion to determine the employees of the Company to whom stock options shall be granted, the number of shares to be granted to each employee, and the time or times at which options should be granted. The CEO makes recommendations to the compensation committee about equity awards to the employees of the Company (other than the CEO). The compensation committee also has authority to interpret the Plans and to prescribe, amend, and rescind rules and regulations relating to the Plans.
          The CEO reviews the performance of the executive officers of the Company (other than the CEO) and, based on that review, the CEO makes recommendations to the compensation committee about the compensation of executive officers (other than the CEO). The CEO does not participate in any deliberations or approvals by the compensation committee or the Board with respect to his own compensation. The compensation committee makes recommendations to the Board about all compensation decisions involving the CEO and the other executive officers of the Company. The Board reviews and votes to approve all compensation decisions involving the CEO and the executive officers of the Company. The compensation committee and the Board will use data, showing current and historic elements of compensation, when reviewing executive officer and CEO compensation.
          As the Company is in an early development stage, the compensation committee has not yet utilized the executive compensation consultants in making compensation decisions. In the future the compensation shall avail itself of appropriate available information to assist it in making informed decisions.
Compensation Philosophy
          The compensation philosophy of the Company rests on two principles:
•	Total compensation should vary with our performance in achieving financial and non-financial objectives; and

•	Long-term incentive compensation should be closely aligned with the interests of shareholders.
          The Company will adopt a “pay for performance” approach that offers a competitive total rewards package to help create value for our shareholders. In designing compensation programs, and making individual recommendations or decisions, the compensation committee will focus on:
•	Aligning the interest of executive officers and shareholders;

•	Attracting, retaining, and motivating high-performing employees in the most cost-efficient manner; and

•	Creating a high-performance work culture.
          The Company’s compensation program reflects a mix of stable and at risk compensation, designed to fairly reward executive officers and align their interests with those of shareholders in an efficient manner. Each element of the Company’s compensation program is intended to provide employees with a pay opportunity that is externally competitive and which recognizes individual contributions.
Peer Groups and Benchmarks
          In light of the early stage of the Company’s development, the Company has not yet undertaken periodic benchmarking of executive officer total compensation against a peer group. The compensation paid to date was based upon an analysis by management and the promoters of the Company of the level of compensation that would be acceptable in the market place for initial public offerings. When the Company commences benchmarking, the committee will periodically assesses the relevancy of the companies within the peer group and makes changes when appropriate. In addition to benchmarking against a peer group, the compensation committee will evaluate executive compensation by reviewing surveys data that cover a broader group of companies. Through benchmarking, the compensation committee expects to ensure that total executive compensation and its elements are appropriately targeted for both actual performance results and competitive positioning.
Executive Compensation — Elements
          Executive compensation at the Company has three components: base salary, long-term equity-based compensation, and benefits. The compensation committee expects to balance short-term and long-term Company performance and shareholder returns in establishing performance criteria. The compensation committee expects to evaluate executive compensation against these performance criteria and competitive executive pay practices before determining changes in base salary, the number of stock option awards, and other benefits.
Base Salary
          The Company commenced paying a Base Salary to executives in February 2007. The salaries were generally less than or equal to the amounts included in the Company’s prospectus for its initial stock offering.
          The Company determined the base salary for Mr. Edward Gildea, the CEO, when he was hired in 2006 based upon information gathered by the Company on salaries paid to CEOs of start up organizations, and other relevant considerations. The Board will evaluate, at least once a year, Mr. Gildea’s performance in light of established corporate strategic goals and financial objectives. A review of Mr. Gildea’s performance for 2006 will be conducted at an executive session of the Board in May 2007 following the annual meeting and again in January 2008. The Board did not complete a 2006 performance evaluation of Mr. Gildea since the closing of the initial stock offering and no base salary increase was approved for him.
Long Term Compensation
          Equity Compensation
          The determination of the size of any long term equity compensation grant is made by the Compensation Committee based on competitive factors and the attainment of strategic objectives. Equity compensation and stock ownership serve to link the net worth of executive officers to the performance of our common stock.
          Stock options were granted in 2006 and through the period ending September 30, 2007 as described in the table below. Each option provides the right to purchase a fixed number of shares at fair market value on the date of the grant. The options have a five year term.
Benefits
          Retirement Plans
          The Company does not offer a retirement benefit plan at this time.
Employment Agreements
          Effective as of February 16, 2007, the Company entered into employments agreements with the CEO and the named executive officers to ensure the continuity of executive leadership, to clarify the roles and responsibilities of executives, and to make explicit the terms and conditions of executive employment. Provisions concerning a change of control of the Company, and terms of compensation in that event, are included in these employment agreements consistent with what the compensation committee believes to be best industry practices. The change of control provisions in the employment agreements are designed to ensure that executives devote their full energy and attention to the best long term interests of the shareholders in the event that business conditions or external factors make consideration of a change of control appropriate.
          The employment agreement with Mr. Gildea for him to serve as President and Chief Executive Officer of the Company, provides for a base salary of $220,000, which may be increased at the discretion of the Board. The named officers are Thomas R. Buchanan, Vice President and Chief Financial Officer (until March 1, 2007) and John

A. Walsdorf, Vice President and Chief Operating Officer. The agreements provide for base salary for each named officer of $180,000. All employment agreements also provide for participation in the various benefit programs provided by the Company, including group life insurance, sick leave and disability, retirement plans and medical insurance programs to the extent they are offered by the Company; at this time no such programs are offered. Effective March 1, 2007, Mr. Buchanan became the Vice President of Communications & Marketing, and all terms and conditions of his employment agreement remain in effect. Also as of March 1, 2007, Mr. Allen was appointed as the Company’s Chief Financial Officer. Mr. Allen is not covered by an employment agreement and currently devotes approximately 30% of his time to this position.
          In the event Mr. Gildea’s or the named officers’ employment is terminated or in the event that Mr. Gildea or either of the named officers resigns for ‘good reason’ following a change of control, Mr. Gildea and the named officer are entitled to a lump sum of three years base salary plus three times his incentive compensation paid in the preceding twelve months or the plan’s target, whichever is greater, plus continued participation in the insurance benefits for a three year period. All stock options granted to Mr. Gildea and to named officers would immediately vest and remain exercisable for three months following the date of termination.
          Resignation for “good reason” under the employment agreements, means, among other things, the resignation of Mr. Gildea or the named officers after (i) the Company, without the express written consent of Mr. Gildea or the named officers, materially breaches the agreement to his substantial detriment; or (ii) the Board of Directors, without cause, substantially changes Mr. Gildea’s or the named officers’ core duties or removes his responsibility for those core duties, so as to effectively cause him to no longer be performing the duties of President and CEO of the Company, or the respective duties of the named officers (iii) the Board of the Company without cause, places another executive above Mr. Gildea or the named officer in the Company or (iv) a change of control, as defined, occurs. Mr. Gildea and the named officers are required to give the Company thirty days notice and an opportunity to cure in the case of a resignation effective pursuant to clauses (i) through (iv) above. The estimated expense to the Company of Mr. Gildea’s termination in the event of a change in control as of December 31, 2006 is $660,000. The estimated expense to the Company of the termination of one of the named officers in the event of a change in control as of December 31, 2006 is $540,000.
Executive Compensation
Summary Compensation Table
          The following table sets forth certain information concerning total compensation received by our Chief Executive Officer and the two most highly compensated other officers (“named executives”) during 2006 for services rendered to Converted Organics in all capacities for the last three fiscal years.

		Summary Compensation
Name and Principal Position	Fiscal Year	Salary		Option Awards (2)	Total
Edward J. Gildea, President and Chief Executive Officer	2006	$119,000	(1)	$158,430	$277,430

Thomas R. Buchanan, Vice President and Chief Financial Officer	2006	119,000	(1)	158,430	277,430

John A. Walsdorf, Vice President and Chief Operating Officer	2006	119,000	(1)	158,430	277,430

(1)	Includes paid salary of $69,000 and unpaid salary of $50,000. The unpaid salary cannot be paid until the Company’s operations meet certain ratios required under the Company’s financing arrangement.

(2)	On June 15, 2006, the Company granted 100,000 options to Mr. Gildea and each of the named officers. The fair value for the stock options was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; volatility factor of 38.816%; and an expiration period of five years. The price resulting from the valuation was $1.5843 per share. All options are immediately vested upon issuance.
Outstanding Equity Awards at Fiscal Year End

			Option Exercise
	Number of Securities		Price
Name	Underlying Unexercised Options		($ per share)	Option Expiration Date
	Exercisable	Unexercisable
Edward J. Gildea	100,000	0	$3.75	June 15, 2010

Thomas R. Buchanan	100,000	0	$3.75	June 15, 2010

John A. Walsdorf	100,000	0	$3.75	June 15, 2010
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          Set forth below is information regarding the beneficial ownership of our common stock, as of September 30, 2007 by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our Named Executive Officers, and (iv) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned. Shares of common stock to be received upon conversion of preferred stock, or subject to options or warrants currently exercisable or exercisable on or within 60 days of September 30, 2007, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.
Officers and Directors

	No. of Shares
	Beneficially		Before This	After This
Name of Beneficial Owner(1)	Owned		Offering(2)	Offering
Edward J. Gildea	220,979	(3)	5.5	5.5%
David R. Allen	12,205	(6)	*	*
John P. Weigold	210,763	(4)	5.2	5.2%
William A. Gildea	397,354	(5)	9.9	9.9%
Robert E. Cell	10,000	(6)	*	*
John P. DeVillars	10,000	(6)	*	*
Edward A. Stoltenberg	25,789	(6)(7)	*	*
All directors and officers as a group (seven persons)	887,090		22.0	22.0%

5% Stockholders
Weston Solutions, Inc (8)	347,288		8.6	8.6%
John E Tucker	334,033	(5)	8.4	8.4
John A. Walsdorf	230,368	(3)	5.7	5.8%
Thomas R. Buchanan	215,763	(3)	5.4	5.5%
Millenco, LLC (9)	777,924		19.3	17.5%

*	Less than 1%

(1)	The address of all persons named in this table, with the exception of Weston Solutions, Inc, Millenco, LLC and Chester L.F. Paulson & Jacqueline M. Paulson is: c/o Converted Organics Inc., 7A Commercial Wharf West 02110.

(2)	Assumes 4,028,272 shares outstanding as of September 30, 2007.

(3)	Includes options to purchase 100,000 shares.

(4)	Includes options to purchase 95,000 shares.

(5)	Includes options to purchase 83,000 shares.

(6)	Includes options to purchase 10,000 shares.

(7)	Includes 2,000 shares beneficially owned and held in trust.

(8)	Address is One Weston Way, West Chester PA 19830. Arnold Borish, Sr. Vice President — General Counsel of Weston Solutions, Inc., has the power to vote and dispose of the shares.

(9)	Address is 666 Fifth Avenue, New York, NY 10103.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          As payment for compensation accrued and not paid since April 1, 2006 and expenses incurred but not reimbursed since April 1, 2006, we intend to pay in the future, out of available cash, a total of $300,000 to the following executive officers, directors and consultants, each of whom will receive $50,000: Edward J. Gildea, Thomas R. Buchanan, John A. Walsdorf, John P. Weigold, William A. Gildea and John E. Tucker.
          The Company rented its premises at 7A Commercial Wharf West, Boston, MA under an agreement with ECAP, LLC through April 27, 2007, at which time it entered into its own lease. The managing member of ECAP, LLC is a director and shareholder of the Company and is also the brother of the Company’s President and Chief Executive Officer. The rental agreement provides for rent, as agreed between the Company and ECAP, LLC and for reimbursement of expenses by the Company for office and other expenses. The total amounts paid by the Company to ECAP, LLC for rental and reimbursement expenses were $125,500 in 2003, $42,496 in 2004, $71,711 in 2005, $56,219 in 2006 and [$17,584] in the first half of 2007.
          We have entered into a services agreement dated May 29, 2003, as modified October 6, 2004, and again in March 2007 with one of our principal stockholders, Weston Solutions, Inc. Weston has been engaged to provide engineering and design services in connection with the construction of the Woodbridge organic waste conversion facility. The total amounts invoiced by Weston for services provided to the Company were $70,000 in 2003, $434,454 in 2004, $90,888 in 2005 and $86,490 for 2006. We paid Weston $75,376 in 2003, $80,000 in 2006 and $224,000 in February 2007.
          The Company paid Mr. William A. Gildea who is a 10% stockholder as well as the brother of the President and CEO of the Company for his services in connection with development efforts in New Jersey, New York and Rhode Island as well as his services in connection with the sale of the Company’s common stock. Mr. Gildea was paid $32,500 in 2005 and $69,000 in 2006.
          Previous to Mr. Edward A. Stoltenberg being elected as a director, the Company paid Phoenix Financial Services, a company of which Mr. Stoltenberg is a Managing Director, $82,500 for services related to procuring financing for the Company, for the period November, 2005 through February, 2007. As of February 28, 2007, the agreement between the Company and Phoenix Financial Services was terminated, and Mr. Stoltenberg receives no compensation from the Company except as a Director.
          In March 2007 the Company entered into and agreement with ECAP LLC to provide consulting and advisory services in connection with managing fertilizer sales and marketing, development activities, and strategic business relationships for a flat monthly fee of $15,000. The managing member of ECAP, LLC is a director and 10% shareholder of the Company and is also the brother of the Company’s President and Chief Executive Officer.
          The Company also paid Mr. John E. Tucker, who is a 5% stockholder, and his company, BioVentures LLC., for its services in connection with the design and development work for the Company’s planned manufacturing facility in Woodbridge, NJ. BioVentures LLC was paid $15,000 in 2004, $1,000 in 2005 and $69,000 in 2006. The Company entered into a three month agreement with Mr. Tucker in February 2007 for $7500 per month to continue his work in connection with the design and development aspects of the Company’s proposed facility in Woodbridge, NJ.
          We believe the transactions described above were made on terms at least as favorable as those generally available from unaffiliated third parties. The transactions have been ratified by a majority of the members of our

Board of Directors who are independent directors. Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties, and all such transactions will be reviewed and subject to approval by our Audit Committee, which will have access, at our expense, to our or independent legal counsel.

DESCRIPTION OF SECURITIES
          Our authorized capital stock consists of 75,000,000 shares of common stock, $0.0001 par value, and 25,000,000 shares of preferred stock, $0.0001 par value. As of September 30, 2007, we had 4,028,472 shares of common stock and no shares of preferred stock outstanding.
          The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation and Bylaws, as they will be in effect upon the closing of this offering. For more detailed information, please see our Certificate of Incorporation and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.
Class A Warrants
          General. The Class A warrants may be exercised until the expiration date, which is February 13, 2012. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $8.25 per share. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class A warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class A warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the -money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
          Redemption. We will have the right to redeem the Class A warrants at a price of $0.25 per warrant, after providing 30 days prior written notice to the Class A warrantholders, at any time after (i) August 8, 2007 and (ii) the date on which the closing price of our common stock, as reported on NASDAQ, equals or exceeds $9.35, for five consecutive trading days. We will send a written notice of redemption by first class mail to holders of the Class A warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.
Class B Warrants
          General. The Class B warrants may be exercised until the expiration date, which is February 13, 2012. Each Class B warrant entitles the holder to purchase one share of common stock at an exercise price of $11.00 per share. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class B warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class B warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the -money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
          No Redemption. The Class B warrants are non-redeemable.

Provisions Applicable to the Class A and Class B Warrants
          Exercise. The holders of the warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.
          Adjustments in Certain Events. We will make adjustments to the terms of the warrants if certain events occur. If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment. The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant. We will make equivalent changes in warrants if we effect a reverse stock split.
          In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock and the securities received on such exercise had been held through the record date of the reorganization or recapitalization.
          If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.
Preferred Stock
          Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.
          The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

2006 Stock Option Plan
          Our 2006 Stock Option Plan (“Option Plan”) currently authorizes the grant of up to 666,667 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with restricted stock awards, incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans. As of September 30, 2007, there were outstanding options to purchase 653,000 shares under our Option Plan.
Authorized but Unissued Shares
          The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
          Our Certificate of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.
          Removal of Directors. Our Bylaws provide that our directors may only be removed by the affirmative vote of the shares entitled to vote at an election of directors; provided, however, that if less than the entire board of directors is to be removed, no one director may be removed if the vote cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. Although our Bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business stockholders desire to conduct at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to our stockholders.
          Staggered Board. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders. Our Board of Directors is divided into three classes, with one class of directors elected at each year’s annual stockholder meeting.
          Special Meetings. Our Bylaws provide that special meetings of stockholders can be called by the President, at the request of a majority of the Board of Directors at the written request of holders of at least 50% of the shares outstanding and entitled to vote.
          Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.
          Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
          Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may also discourage attempted acquisitions that might result in a premium over the market price for the shares of common stock held by stockholders.
          The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent, Warrant Agent and Registrar
          The transfer agent and registrar for our common stock and warrant agent for the public warrants is Computershare Shareholder Services, Inc., and its wholly owned subsidiary, Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.
Listing
          Our common stock, Class A warrants and Class B warrants are listed on the Nasdaq Capital Market and the Boston Stock Exchange.

SHARES ELIGIBLE FOR FUTURE SALE
Outstanding Shares
          The 1,800,000 shares of common stock issued as part of the units sold in our initial public offering, together with the up to 3,600,000 shares issued upon exercise of the Class A warrants and Class B warrants comprising part of the units sold in this offering, will be freely tradable, except by any of our “affiliates” as defined in Rule 144 (a) under the Securities Act, without restriction or registration under the Securities Act. Additionally, the 293,629 shares of Common Stock, 293,629 Class A warrants and 293,629 Class B warrants covered by this prospectus will be freely tradable, unless subject to lock-up agreements. All remaining shares, and all shares subject to outstanding options, were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are considered “restricted” within the meaning of Rule 144.
Restricted Stock, Lock-Up Agreements and Rule 144
          The 1,626,962 shares of restricted stock outstanding before our initial public offering, as well as any shares issued upon exercise of stock options may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock (or any securities convertible into shares of common stock) until February 16, 2007, without the prior written consent of Paulson Investment Company, Inc., the underwriter, subject to certain limited exceptions. After the expiration of this lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all of the outstanding restricted shares subject to the lock-up may be sold in the public market pursuant to Rule 144.
          In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.
Stock Options
          As of September 30, 2007, we had granted and had outstanding stock options to purchase 643,000 shares of common stock under our Option Plan. A total of 666,667 shares of common stock currently are reserved for issuance under our Option Plan, and we intend to file a registration statement on Form S-8 to register these shares under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the lock-up agreements to which they are subject.
Underwriter’s Warrants
          In connection with our initial public offering, we issued to the underwriter warrants to purchase 180,000 units. The underwriter’s warrants will be exercisable for units at any time beginning February 13, 2008 until February 13, 2012. However, neither the underwriter’s warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the one-year lock-up restriction for the remainder of the lock-up period. We will cause the registration statement of which this prospectus is part to remain effective until the earlier of February 13, 2012 and the time that all the underwriter’s warrants have been exercised, or will file a new registration statement covering the exercise and resale of these securities. If we cannot honor the exercise of the underwriter’s warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the underwriter’s warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the representative’s warrants by payment of cash, it is possible that the underwriter’s warrants will never be settled in shares or payment of cash. The common stock and public warrants issued to the underwriter upon exercise of these underwriter’s warrants will be freely tradable.

LEGAL MATTERS
          Holland & Knight LLP, Portland, Oregon has passed upon the validity of the common stock offered by this prospectus on our behalf.
EXPERTS
          Our financial statements for the years ended December 31, 2005 and 2006 included in this prospectus have been audited by Carlin, Charron & Rosen, LLP, independent registered public accountants, to the extent set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
          In connection with the units offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our shares and warrants, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the SEC’s public reference facility, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from this office for a fee. You may obtain information on the operation of the public reference facility by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.
          You should rely only on the information contained in this prospectus and in any free writing prospectus that states that it has been provided with our approval. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our website does not constitute a part of this prospectus. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our units are sold.
          We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.
          We own no registered trademarks. Brand names or trademarks appearing in this prospectus are the property of their respective owners.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006 (audited)	F-2
Consolidated Statements of Operations, for the three and nine month periods ended September 30, 2007 and 2006 and cumulative from inception (May 3, 2003) to September 30, 2007 (unaudited)	F-3
Consolidated Statements of Changes in Owners’ Equity (Deficiency) — cumulative from Inception (May 3, 2003) to September 30, 2007 (unaudited)	F-4
Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2007 and 2006 and cumulative from inception (May 3, 2003) to September 30, 2007 (unaudited)	F-5
Notes to Consolidated Financial Statements (unaudited)	F-6
Report of Independent Registered Accounting Firm	F-14
Consolidated Balance Sheets at December 31, 2006 and 2005	F-15
Consolidated Statements of Operations for the years ended December 31, 2006 and 2005 and cumulative from inception (May 2, 2003) to December 31, 2006	F-16
Consolidated Statements of Changes in Owners’ Equity (Deficiency) for the years ended December 31, 2006 and 2005 and cumulative from inception (May 2, 2003) to December 31, 2006	F-17
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and cumulative from inception (May 2, 2003) to December 31, 2006	F-18
Notes to Consolidated Financial Statements	F-19

Item 1. Financial Statements
CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$343,433	$66,853
Prepaid rent	216,805	67,585
Other prepaid expenses	40,483	58,685
Other current assets	79,050	15,733
Capitalized bond costs	47,669	—
Deferred financing and issuance costs, net	16,340	680,958

Total current assets	743,780	889,814

Deposits	554,978	65,000
Restricted cash	15,698,598	—
Construction in progress	3,645,216	—
Capitalized bond costs, net of $31,779 accumulated amortization	873,927	—
License, net of $70,125 and $57,750 accumulated amortization	589,875	602,250

Total assets	$22,106,374	$1,557,064

LIABILITIES AND OWNERS’ EQUITY (DEFICIENCY)
LIABILITIES
Accounts payable	$366,178	$657,107
Accrued compensation - officers, directors and consultants	300,000	300,000
Accrued legal and other	71,320	369,233
Accrued interest	266,027	142,619
Demand notes payable	—	250,000
Term notes payable	—	500,000
Bridge loan payable	—	1,515,000

Total current liabilities	1,003,525	3,733,959

Term notes payable	464,170	—
BONDS PAYABLE	17,500,000	—

Total liabilities	18,967,695	3,733,959

COMMITMENTS AND CONTINGENCIES (Note 9)	—	—

OWNERS’ EQUITY (DEFICIENCY)
Preferred stock, $.0001 par value, authorized 25,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.0001 par value, authorized 75,000,000 shares	402	133
Additional paid-in capital	12,454,449	4,113,385
Deficit accumulated during the development stage	(9,316,172)	(6,290,413)

Total owners’ equity (deficiency)	3,138,679	(2,176,895)

Total liabilities and owners’ equity (deficiency)	$22,106,374	$1,557,064

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

					Cumulative
					from inception
					(May 2, 2003)
	Three months ended		Nine months ended		through
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006	September 30, 2007
Revenues	$—	$—	$—	$—	$—
Selling, General and Administrative expenses	940,145	1,038,472	3,127,806	3,064,399	7,599,570
Research and Development	178,592	38,533	493,243	170,337	2,168,392
Amortization	24,167	47,028	55,190	85,974	198,690

Loss from operations	(1,142,904)	(1,124,033)	(3,676,239)	(3,320,710)	(9,966,652)

Other Income/(Expenses)	229,778	—	650,480	—	650,480

	(913,126)	(1,124,033)	(3,025,759)	(3,320,710)	(9,316,172)

Loss before provision for income taxes	(913,126)	(1,124,033)	(3,025,759)	(3,320,710)	(9,316,172)

Provision for Income Taxes	—	—	—	—	—

Net loss	$(913,126)	$(1,124,033)	$(3,025,759)	$(3,320,710)	$(9,316,172)

Net loss per share, basic and diluted	$(0.24)	$(0.84)	$(0.92)	$(2.79)

Weighted average common shares outstanding	3,838,754	1,333,333	3,292,455	1,188,480

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY (DEFICIENCY)
Cumulative from Inception (May 2, 2003) to September 30, 2007

				Deficit
	Common Stock			Accumulated		Total
	Shares Issued and		Additional	During the	Members’	Owners’ Equity
	Outstanding	Amount	Paid-in Capital	Development Stage	Equity	(Deficiency)
Balance at inception (May 2, 2003)	—	$—	$—	$—	$—	$—
Members’ contributions from inception to December 31, 2004	—	—	—	—	2,172,700	2,172,700
Members’ distributions from inception to December 31, 2004	—	—	—	—	(7,460)	(7,460)
Net loss - 2004	—	—	—	(1,934,971)	—	(1,934,971)
Members’ contributions	—	—	—	—	172,000	172,000
Net loss - 2005	—	—	—	(628,681)	—	(628,681)
Recapitalization of members’ equity	600,000	60	2,337,180	—	(2,337,240)	—
Issuance of common stock to founders	733,333	73	—	—	—	73
Issuance of stock options	—	—	1,018,705	—	—	1,018,705
Bridge loan rights	—	—	757,500	—	—	757,500
Net loss	—	—	—	(3,726,761)	—	(3,726,761)

Balance, December 31, 2006	1,333,333	133	4,113,385	(6,290,413)	—	(2,176,895)

Issuance of common stock and warrants in connection with the Company’s initial public offering (Note 5), net of issuance costs of $1,736,715 (unaudited)	1,800,000	180	8,163,105	—	—	8,163,285
Common shares and warrants issued in connection with bridge units (unaudited) (Note 5)	293,629	29	(29)	—	—	—
Common shares issued in connection with extension of bridge financing (unaudited) (Note 5)	55,640	6	178,042	—	—	178,048
Stock dividends (unaudited)	545,870	54	(54)	—	—	—
Net loss (unaudited)	—	—	—	(3,025,759)	—	(3,025,759)

Balance, September 30, 2007 (unaudited)	4,028,472	$402	$12,454,449	$(9,316,172)	$—	$3,138,679

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

			Cumulative
			from inception
			(May 2, 2003)
	Nine months ended September 30,		through
	2007	2006	September 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,025,759)	$(3,320,710)	$(9,316,172)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible asset — license	12,375	12,375	70,125
Amortization of capitalized bond costs	31,779	—	31,779
Amortization of deferred financing fees	11,036	73,599	96,786
Amortization of discount on bridge loan	—	683,858	757,500
Stock option compensation expense	—	1,018,705	1,018,705
Compensation expense pursuant to common stock issued to founders at incorporation	—	73	73
Stock issued for extension of bridge financing	178,048	—	178,048
Changes in operating assets and liabilities:
(Increase) decrease in:
Prepaid expenses and other current assets	(194,335)	(120,625)	(401,338)
Deposits	(350,000)	—	(350,000)
Increase (decrease) in:
Accounts payable and other accrued expenses	(588,843)	176,159	19,039
Accrued compensation expense — officers, directors and consultants	—	300,000	300,000
Accrued interest	123,408	14,918	266,027

Net cash used in operating activities	(3,802,291)	(1,161,648)	(7,329,428)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of license	(139,978)	—	(799,978)
Construction costs	(3,345,709)	—	(3,345,709)
Capitalized interest	(299,507)	—	(299,507)
Restrictions of cash	(20,646,611)	—	(20,646,611)
Release of restricted cash	4,948,013	—	4,948,013

Net cash used in investing activities	(19,483,792)	—	(20,143,792)

CASH FLOWS FROM FINANCING ACTIVITIES
Members’ contributions	—	—	2,344,700
Proceeds from term notes	89,170	—	589,170
Repayment of term notes	(275,000)	—	(275,000)
Proceeds from demand notes	—	—	250,000
Repayment of demand notes	(100,000)	—	(100,000)
Proceeds from bridge loan, net	—	1,434,250	1,464,250
Repayment of bridge loan	(1,515,000)	—	(1,515,000)
Net proceeds from bond financing (Note 3)	16,546,625	—	16,546,625
Members’ distributions	—	—	(7,460)
Payments made for deferred issuance costs	(42,916)	(245,033)	(340,416)
Net proceeds from initial public offering of stock (Note 5)	8,859,784	—	8,859,784

Net cash provided by financing activities	23,562,663	1,189,217	27,816,653

NET INCREASE IN CASH	276,580	27,569	343,433
CASH, beginning of period	66,853	371	—

CASH, end of period	$343,433	$27,940	$343,433

Supplemental cash flow information:
Cash paid during the period in:
Interest	$908,456	$—	$908,456
Non-cash financing activities:
Deferred financing and issuance costs	$207,158	$245,033	$676,366
Discount for the bridge equity units	—	757,500	757,500
Issuance costs paid from proceeds of initial public offering	990,000	—	990,000
Issuance costs paid from proceeds of bond financing	953,375	—	953,375
The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 – BASIS OF PRESENTATION
     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. Certain information and footnote disclosures normally included in the Company’s annual financial statements have been condensed or omitted. In the Company’s opinion, the unaudited interim financial statements and accompanying notes reflect all adjustments, consisting of normal and recurring adjustments that are necessary for a fair presentation of its financial position and operating results as of and for the interim periods ended September 30, 2007 and 2006 and cumulative from inception (May 3, 2003) to September 30, 2007.
     The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. This Form 10-QSB should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Form 10-KSB as of and for the year ended December 31, 2006 and for the period commencing from inception (May 3, 2003) to December 31, 2006.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
     Converted Organics Inc. (a development stage company) (the “Company”) is planning to use food waste as a feedstock to manufacture, sell and distribute all-natural soil amendment products combining disease suppression and nutrition characteristics. Converted Organics of Woodbridge, LLC (“Woodbridge”), a New Jersey limited liability company and wholly-owned subsidiary of the Company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility. The Company’s revenues are expected to come from two sources: tip fees and product sales. Waste haulers will pay the Company “tip” fees for accepting food waste generated by food distributors such as grocery stores, produce docks and fish markets, food processors, and hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the sale of the Company’s fertilizer products. The Company’s products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The Company’s initial facility is designed to service the New York-Northern New Jersey metropolitan area. The Company has begun construction of this facility and expects it to be operational in the second quarter of 2008.
CONSOLIDATION
     The accompanying consolidated financial statements include the transactions and balances of Converted Organics Inc. and its wholly-owned subsidiary, Converted Organics of Woodbridge, LLC. All intercompany transactions and balances have been eliminated in consolidation.
DEVELOPMENT STAGE COMPANY
     The Company is considered a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, as it has no principal operations or revenue from any source. Operations from the Company’s inception have been devoted primarily to strategic planning, raising capital, developing revenue-generating opportunities and construction of an operating facility.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(UNAUDITED)
NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
USE OF ESTIMATES
     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.
CASH AND CASH EQUIVALENTS
     The Company considers financial instruments with a maturity date of three months or less from the date of purchase to be cash equivalents. The Company had no cash equivalents at September 30, 2007 and December 31, 2006.
     As of September 30, 2007 the Company had remaining approximately $15,699,000 of restricted cash as required by the bond agreement (Note 3). This cash was raised by the Company in its initial public offering and bond financing on February 16, 2007 and is set aside in three separate accounts consisting of $10,963,000 for the construction of the Woodbridge operating facility, $1,750,000 for the working capital requirements of the Woodbridge subsidiary while the facility is under construction and $2,986,000 in reserve for bond principal and interest payments along with a reserve for lease payments. The Company has classified this restricted cash as non-current as third party trustee approval is required for disbursement of funds.
RESEARCH AND DEVELOPMENT COSTS
     Research and development costs include the costs of engineering, design, feasibility studies, outside services, personnel and other costs incurred in development of the Company’s manufacturing facilities. All such costs are charged to expense as incurred.
INCOME TAXES
     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences between the financial statement and tax bases of assets, liabilities, and other transactions did not result in a provision for current or deferred income taxes for the periods from January 1, 2007 to September 30, 2007 and January 4, 2006 (date of incorporation of Converted Organics Inc.) to September 30, 2007.
     The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 9” (“FIN No. 48”), on January 1, 2007. FIN No. 48 requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. As discussed in the consolidated financial statements in the 2006 Form 10-KSB, the Company has a valuation allowance against the full amount of its net deferred tax assets.   The Company currently provides a valuation allowance against deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. There was no significant impact to the Company upon the adoption of FIN No. 48.
     The Company is subject to U.S. federal income tax as well as income tax of certain state jurisdictions. The Company has not been audited by the I.R.S. or any states in connection with income taxes. The periods from inception through 2006 remain open to examination by the I.R.S. and state authorities.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(UNAUDITED)
NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
     The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, are recognized as a component of income tax expense.
     RECENT ACCOUNTING PRONOUNCEMENTS
     In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company is currently evaluating the potential impact of this statement.
          EARNINGS (LOSS) PER SHARE
     Basic earnings (loss) per share (“EPS”) is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the “treasury stock” method), and convertible preferred stock and debt (using the “if-converted” method), unless their effect on net income (loss) per share is antidilutive. Under the “if-converted” method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the diluted income (loss) per share is antidilutive and, as such, basic and diluted earnings (loss) per share are the same for the three months and the nine months ended September 30, 2007 and 2006.
     DEFERRED FINANCING AND ISSUANCE COSTS AND CAPITAL COSTS – BOND ISSUANCE
     In connection with its $17.5 million bond financing on February 16, 2007 (Note 3), the Company has capitalized bond issuance costs of approximately $953,000 and is amortizing those costs over the life of the bond.
     In connection with its initial public offering (IPO) on February 16, 2007 (Note 5), the Company had issuance costs totaling approximately $1,687,000, of which approximately $697,000 had been paid by the Company in 2006 ($681,000) and 2007 ($16,000), and were recorded as deferred issuance costs at that time, and approximately $990,000 of which was netted against total proceeds received on February 16, 2007. The total issuance costs of approximately $1,687,000 have been netted against the $9.9 million gross proceeds of the IPO in the statements of changes in owners’ equity (deficiency).
     In connection with its repayment of the bridge notes (Note 3), the Company paid to the bridge lender a Letter of Credit fee of $27,375. The fee has been recorded as a deferred financing fee and is being amortized over the life of the Letter of Credit. Accordingly deferred financing costs are $16,340 at September 30, 2007.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(UNAUDITED)
NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
INTANGIBLE ASSET — LICENSE
     Pursuant to a license agreement with an effective date of July 15, 2003 and amended effective date of February 9, 2006, the Company entered into an exclusive license to use its enhanced Autogenous Thermophylic Aerobic Digestion process (EATAD) technology for the design, construction and operation of facilities for the conversion of food waste into solid and liquid organic material. The license is stated at cost. Amortization is provided using the straight-line method over the life of the license. Amortization expense for the nine month periods ended September 30, 2007 and 2006, and cumulative from inception (May 2, 2003) to September 30, 2007, was $12,375, $12,375 and $70,125, respectively. The Company expects the license’s annual amortization expense to be $16,500 until fully amortized at the end of the 40 year license period.
     In June 2007, the Company placed a deposit of $139,978 on a second plant license with the licensor. When received, the second license will be capitalized and amortized over its future life.
SEGMENT REPORTING
     As of September 30, 2007 the Company has no reportable segments as defined by Statement of Financial Accounting Standard (SFAS) No. 131.
NOTE 3 — DEBT
     DEMAND NOTES
     The Company had three demand notes payable which accrued interest at 10%. These notes were repaid in May, 2007.
     A schedule of outstanding principal amounts of the demand notes as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Demand note dated October 30, 2006	$—	$200,000
Demand note dated December 29, 2006	—	50,000

	—	250,000
Less: current portion	—	(250,000)

	$—	$—

     TERM NOTES
     The Company has three term notes payable: (1) $250,000 unsecured term note dated August 27, 2004, with an original maturity date of September 30, 2006, which has been extended to December 31, 2008, with interest at 12%, (2) $250,000 unsecured term note dated September 6, 2005, with an original maturity of September 15, 2006, which was extended to December 31, 2008, with interest at 15%, and (3) $89,170 unsecured term note dated May 2, 2007 with a maturity of May 2, 2009 and interest at 12%. During February 2007, $125,000 of principal was repaid on the unsecured term note dated September 6, 2005. On all notes, interest accrues without payment until maturity. As of September 30, 2007, the total of unpaid accrued interest on these notes is $33,000. The agreement on one of these loans required accrued interest of $89,170 to be paid immediately in order to refinance and extend the maturity. As the Company was precluded under the terms of the agreement with the bondholders of the New Jersey Economic Development Authority bonds from paying the accrued interest from available funds, the Company borrowed funds to repay this accrued interest by entering into an additional term loan

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(UNAUDITED)
NOTE 3 — DEBT — CONTINUED
in the amount of $89,170 with its CEO, Edward J. Gildea. This note is unsecured and subordinate to the bonds, and has a two-year term. This interest rate is equal to or less than interest paid on the Company’s other term loans. The Company obtained the necessary bondholder consents to enter into this agreement.
     A schedule of outstanding principal amounts of the term notes as of September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Term note dated August 27, 2004	$250,000	$250,000
Term note dated September 6, 2005	125,000	250,000
Term note dated May 2, 2007	89,170	—

	464,170	500,000
Less: current portion	—	(500,000)

	$464,170	$—

     During 2007 the Company renegotiated the terms of these notes to extend the maturity dates to December 31, 2008 and beyond. Therefore, these loans are classified as current at December 31, 2006, and as long-term at September 30, 2007.
BRIDGE LOANS
     The Company had $1,515,000 of outstanding Bridge Loans that accrued interest at a rate of 18%, and under the terms of the loans, were to be repaid on the earlier of February 19, 2007 or the date of the Company’s initial public offering. Due to certain covenants relating to the offering of bonds on February 16, 2007, which prohibited the Company from repaying these bridge loans, the Company entered into an agreement whereby it could repay the loans if the bridge lenders agreed to obtain a letter of credit in favor of the Company. The Company reached agreements with the bridge lender and the demand note lender to repay the entire principal and accrued interest on these debts. The principal of the bridge loan of $1,515,000 plus accrued interest of approximately $160,000, along with principal of the demand loan of $150,000 plus accrued interest of approximately $7,000, was repaid by the Company on May 23, 2007 from unrestricted cash. In addition, for the various term extensions granted by the bridge lender, the Company issued approximately 56,000 shares of common stock, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The statement of operations includes an expense of $178,048 related to the issuance of this stock.
     In order for the repayment of bridge and demand loans to comply with the terms of the covenants of the bondholders of the New Jersey Economic Development Authority bonds, the bridge lender has obtained a letter of credit in favor of the Company for $1,825,000. This letter of credit is due to expire on April 7, 2008, and allows for a one-time draw down during the thirty days prior to expiration. The letter of credit is supported by assets of the bridge lender, and the Company has paid the letter of credit fee of $27,375. In the event that the Company utilizes the funds available under the letter of credit, the Company is required to 1) repay principal and interest at 12% within one year, and 2) issue additional shares equal to 60% of the amount utilized, calculated by dividing 60% of the amount used by the then-current share price. If the total letter of credit is used, the total shares issued under this calculation would be approximately 375,000, based on the September 30, 2007 market price. The Company has no way to determine how many shares would actually be issued at the share price in the future, nor the amount that might be drawn on the letter of credit. The Company has agreed not to issue more than 20% of the then outstanding common shares without shareholder consent. If the term of the loan is extended beyond one year, the interest rate increases to 18% and the Company is required to issue additional extension shares equal to 8 1/3% of the

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(UNAUDITED)
NOTE 3 — DEBT — CONTINUED
outstanding balance of the note on a monthly basis. The Company has received the approval from the bondholders of the New Jersey Economic Development Authority Bonds to enter into this agreement.
BOND FINANCING
          On February 16, 2007, concurrent with its initial public offering, the Company’s wholly-owned subsidiary, Converted Organics of Woodbridge, LLC, (the “Subsidiary”) completed the sale of $17,500,000 of New Jersey Economic Development Authority Bonds. Direct financing costs related to this issuance totaled approximately $953,000, which have been capitalized and are being amortized over the life of the bonds. The bonds carry a stated interest rate of 8% and mature on August 1, 2027. The bonds are secured by a leasehold mortgage and a first lien on the equipment of the Subsidiary. In addition, the Subsidiary has agreed to, among other things, establish a fifteen month capitalized interest reserve and to comply with certain financial statement ratios. The Company has provided a guarantee to the bondholders on behalf of its wholly-owned Subsidiary for the entire bond offering.
NOTE 4 — CAPITALIZATION OF INTEREST COSTS
          The Company has capitalized interest costs, net of certain interest income, in accordance with Statement of Financial Accounting Standards No. 62, “Capitalization of Interest Cost in Situations Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants,” related to its New Jersey Economic Development Authority Bonds (Note 3) in the amount of $299,507 and $0 as of September 30, 2007 and December 31, 2006, respectively. Capitalized interest costs are included in construction in progress on the consolidated balance sheets.
NOTE 5 — OWNERS’ EQUITY (DEFICIENCY)
          The Company is authorized to issue 75,000,000 shares of $0.0001 par value common stock. Of the authorized shares, 733,333 were issued to the founders of the Company (“founders’ shares”) on January 13, 2006. The Company did not receive any consideration for the founders’ shares. Because the Company had a negative estimated value on January 13, 2006, the Company recognized compensation expense at par value totaling $73 in connection with the issuance of the founders’ shares as par value represents the statutory minimum share value in the state of Delaware.
          On February 21, 2006, the Company merged with Mining Organics Management (MOM) and Mining Organics Management — Harlem River Rail Yard (HRRY). At that time, MOM was a fifty-percent owner of HRRY. The mergers were accounted for as a recapitalization of the Company. As a result of the recapitalization, 600,000 shares were issued to the members of HRRY, with 300,000 shares distributed to Weston Solutions, Inc. and 300,000 shares distributed among the individual members of MOM, each of whom was a founder of the Company.
     On February 16, 2007 the Company successfully completed an initial public offering of 1,800,000 common shares and 3,600,000 warrants for a total offering of $9,900,000, before issuance costs. The Company’s initial public offering is presented net of issuance costs and expenses of approximately $1,687,000 in the statements of changes in owners’ equity (deficiency). The warrants consist of 1,800,000 redeemable Class A warrants and 1,800,000 non-redeemable Class B warrants, each warrant to purchase one share of common stock. The common stock and warrants traded as one unit until March 13, 2007 when they began to trade separately.
     On February 16, 2007, as part of its initial public offering and under the original terms of the bridge loan agreement (Note 3), the Company issued 293,629 Bridge Equity Units to the Bridge Noteholders. On May 23, 2007, as part of the repayment of the bridge loans, the Company issued 55,640 shares of common stock to the Bridge Noteholders, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The statement of operations reflects an expense of $178,048 related to the issuance of these shares.
     On February 16, 2007, as part of its initial public offering, the Company agreed to pay a 5% quarterly stock dividend, commencing March 31, 2007, and every full quarter thereafter until the Woodbridge, NJ facility is operational. As of September 30, 2007, the Company has declared three such quarterly dividends amounting to 545,870 shares.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(UNAUDITED)
NOTE 6— RELATED PARTY TRANSACTIONS
     The Company is located at 7A Commercial Wharf West, Boston, Massachusetts. The Company is renting the premises under a verbal agreement with ECAP, LLC. The managing member of ECAP, LLC is a director and shareholder of the Company and is also the brother of the Company’s President and CEO. The rental agreement provides for rent and support, as agreed between the Company and ECAP, LLC and for reimbursement of expenses by the Company for office and other expenses. These expenses totaled $19,425 and $11,000 for the quarters ended March 31, 2007 and 2006, respectively, and $315,350 for the period from inception (May 3, 2003) to March 31, 2007. As of March 31, 2007 that arrangement ended, and during the six month period ending September 30, 2007 the Company paid rent directly to its landlord, and not to any related parties.
     On April 4, 2007, The Company entered into an agreement with William A. Gildea, a director and a brother of the Company’s CEO Edward J. Gildea, whereby William A. Gildea will provide sales and marketing expertise to the Company. This agreement provides for an annual fee of $180,000 to Mr. Gildea for these services.
     The Company has entered into a services agreement dated May 29, 2003, as modified October 6, 2004, with one of its principal stockholders, Weston Solutions, Inc. (“Weston”). Weston has been engaged to provide engineering and design services in connection with the construction of the Woodbridge organic waste conversion facility. The total amounts recorded by the Company for services provided by Weston were $116,380 and $40,000 for the quarters ended September 30, 2007 and 2006, respectively and $798,212 for the period from inception (May 3, 2003) to September 30, 2007.
     The Company has accrued a total of $300,000 of compensation expense earned but not paid for the period April 1, 2006 to December 31, 2006, and expenses incurred but not reimbursed since April 1, 2006 to each of six officers, directors or contractors.
NOTE 7 — STOCK OPTION PLAN
     In June 2006, the Company’s Board of Directors and stockholders approved the 2006 Stock Option Plan (the “Option Plan”). The Option Plan authorizes the grant and issuance of options and other equity compensation to employees, officers and consultants. A total of 666,667 shares of common stock are reserved for issuance under the Option Plan. As of September 30, 2007, 643,000 options had been issued under this plan. The options were issued on June 15, 2006 and vested on the grant date. The options have an exercise price of $3.75 per share and expire five years from the grant date. The exercise price was based on an assumed public offering price of $5.00 per unit less the fair value for the two warrants included in the unit (Class A warrant fair value of $0.75, Class B warrant fair value of $0.50). The fair value of the Class A and B warrants was estimated on June 15, 2006 for purposes of valuing the individual components of the unit so that the options could be valued. The fair value of the options and warrants was estimated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; volatility factor of 38.816%; and an expiration period of 5 years. The Company’s stock option compensation expense determined under the fair value based method totaled $1,018,705 and has been included in general and administrative expenses in the statement of operations for the quarter ended June 30, 2006.
NOTE 8 — LEASE
     In June 2006, the Company signed a lease for its New Jersey operations. The lease term is for ten years with an option to renew for an additional ten years. On January 18, 2007, the Company executed a lease amendment to compensate the Landlord for costs incurred in connection with a buildout of the leased space. The additional rent associated with the buildout of the facility is $4,600,000 and will be repaid over a ten-year period. Future minimum payments due under the original lease plus the amendment are approximately $234,000 in 2007; $935,000 in 2008, 2009 and 2010; $946,000 in 2011; $959,000 in 2012; $967,000 in 2013; $976,000 in 2014;

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(UNAUDITED)
NOTE 8 — LEASE — CONTINUED
$905,000 in 2015; and $626,000 in 2016.
          For the three months and the nine months ended September 30, 2007, the Company has recorded rental expense of $185,528 and $560,105, respectively, in relation to this lease, and has recognized $216,805 as prepaid rent as of September 30, 2007.
NOTE 9 — COMMITMENTS AND CONTINGENCIES
     CONTRACTS
          The Company has entered into six contracts for various phases of the construction of its Woodbridge, New Jersey facility. All of these contracts were subject to the successful completion of the New Jersey Development Authority Bond Offering, which was completed on February 16, 2007. The total value of these contracts is approximately $9,000,000. The Company expects to expend approximately $14,600,000 on the construction of the facility not including certain expenses to be paid by the landlord and charged over future rental periods.
     LEGAL PROCEEDINGS
     The Company is not currently aware of any pending or threatened legal proceeding to which it is or would be a party, or any proceedings being contemplated by governmental authorities against it, or any of its executive officers or directors relative to the services provided on the Company’s behalf.
NOTE 10 — MANAGEMENT’S PLAN OF OPERATION
     The Company intends to use a substantial portion of the proceeds from the initial public offering and the entire net proceeds from the bond offering to construct and purchase equipment for its first operating facility in New Jersey and to establish a debt principal service fund (10% of the bond amount) and a fifteen month capitalized interest reserve. The Company expects the facility to be completed and operating in mid-2008 and expects to be generating operating revenues shortly thereafter. The Company intends for its wholly-owned subsidiary, Converted Organics of Woodbridge, LLC, to be the operating entity for all activity relating to the construction and revenue generation at this New Jersey facility.
     The Company has also made a deposit on an operating license for its second operating facility, which will be constructed in Rhode Island. The Company is in the preliminary stages of seeking additional financing to provide funds for construction of that facility. In addition, the Company will seek additional working capital sources in the future as the current general operating cash balance may not be enough to sustain the Company until the Woodbridge facility is operational and the Company may wish to explore alternatives to the additional equity distribution associated with the letter of credit drawdown. If sources of cash are not available in the future, the Company will draw down on the letter of credit to sustain operations, which will cause issuance of shares and repayment of the loan (Note 3). In order to ensure that the company has sufficient operating cash until the letter of credit is available, management has instituted a plan to reduce and defer costs, including management salaries.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Converted Organics Inc.

We have audited the accompanying consolidated balance sheets of Converted Organics Inc. (a development stage company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in owners’ equity (deficiency) and cash flows for each of the years in the two-year period ended December 31, 2006, and for the period from inception (May 2, 2003) through December 31, 2006. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converted Organics Inc. (a development stage company) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, and for the period from inception (May 2, 2003) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/  Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
March 29, 2007

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005

ASSETS
CURRENT ASSETS
Cash	$66,853	$371
Prepaid rent	67,585	—
Prepaid insurance	58,685	—
Other current assets	15,733	—
Deferred financing and issuance costs, net	680,958	64,110

Total current assets	889,814	64,481

DEPOSIT	65,000	—
INTANGIBLE ASSET
License	660,000	660,000
Less: accumulated amortization	(57,750)	(41,250)

	602,250	618,750

Total assets	$1,557,064	$683,231

LIABILITIES AND OWNERS’ EQUITY (DEFICIENCY)

LIABILITIES
Accounts payable and other accrued expenses	$657,107	$324,843
Accrued compensation — officers, directors and consultants	300,000	—
Accrued legal and other	369,233	29,110
Accrued interest	142,619	55,690
Demand notes payable	250,000	—
Term notes payable	500,000	500,000
Bridge loan payable	1,515,000	—

Total current liabilities	3,733,959	909,643

OWNERS’ EQUITY (DEFICIENCY)
Preferred stock, $.0001 par value, authorized 25,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.0001 par value, authorized 75,000,000 shares	133	—
Additional paid-in capital	4,113,385	—
Members’ equity	—	2,337,240
Deficit accumulated during the development stage	(6,290,413)	(2,563,652)

Total owners’ equity (deficiency)	(2,176,895)	(226,412)

Total liabilities and owners’ equity (deficiency)	$1,557,064	$683,231

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

			Cumulative
			from Inception
			(May 2, 2003)
			through
	Year Ended December 31,		December 31,
	2006	2005	2006

REVENUES	$—	$—	$—

COSTS AND EXPENSES
Research and development costs	178,337	154,598	1,675,149
General and administrative expenses	2,484,562	394,411	3,436,462
Amortization of intangible asset — license	16,500	16,500	57,750
Amortization of deferred financing fees	85,750	—	85,750
Interest expense	951,812	50,172	1,012,502
Bad debt expense	9,800	13,000	22,800

	3,726,761	628,681	6,290,413

Loss before provision for income taxes	(3,726,761)	(628,681)	(6,290,413)
PROVISION FOR INCOME TAXES	—	—	—

Net loss	$(3,726,761)	$(628,681)	$(6,290,413)

Net loss per share, basic and diluted	$(3.04)

Weighted average common shares outstanding	1,225,388

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY (DEFICIENCY)
Years ended December 31, 2006 and 2005 and cumulative from inception (May 2, 2003) to
December 31, 2006

				Deficit
	Common Stock			Accumulated		Total
	Shares		Additional	During the		Owners’
	Issued and		Paid-in	Development	Members’	Equity
	Outstanding	Amount	Capital	Stage	Equity	(Deficiency)

Balance at inception (May 2, 2003)	—	$—	$—	$—	$—	$—
Members’ contributions from inception to December 31, 2004	—	—	—	—	2,172,700	2,172,700
Members’ distributions from inception to December 31, 2004	—	—	—	—	(7,460)	(7,460)
Net loss	—	—	—	(1,934,971)	—	(1,934,971)

Balance, December 31, 2004	—	—	—	(1,934,971)	2,165,240	230,269
Members’ contributions	—	—	—	—	172,000	172,000
Net loss	—	—	—	(628,681)	—	(628,681)

Balance, December 31, 2005	—	—	—	(2,563,652)	2,337,240	(226,412)
Recapitalization of members’ equity	600,000	60	2,337,180	—	(2,337,240)	—
Issuance of common stock to founders	733,333	73	—	—	—	73
Issuance of stock options	—	—	1,018,705	—	—	1,018,705
Bridge loan rights	—	—	757,500	—	—	757,500
Net loss	—	—	—	(3,726,761)	—	(3,726,761)

Balance, December 31, 2006	1,333,333	$133	$4,113,385	$(6,290,413)	$—	$(2,176,895)

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Cumulative
			from Inception
			(May 2, 2003)
			through
	Year Ended December 31,		December 31,
	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,726,761)	$(628,681)	$(6,290,413)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible asset — license	16,500	16,500	57,750
Amortization of deferred financing fees	85,750	—	85,750
Amortization of discount on bridge loan	757,500	—	757,500
Stock option compensation expense	1,018,705	—	1,018,705
Compensation expense pursuant to common stock issued to founders at incorporation	73	—	73
Changes in operating assets and liabilities:
(Increase) decrease in:
Prepaid expenses and other assets	(207,003)	—	(207,003)
Increase (decrease) in:
Accounts payable and other accrued expenses	283,039	173,014	607,882
Accrued compensation expense — officers, directors and consultants	300,000	—	300,000
Accrued interest	86,929	45,172	142,619

Net cash used in operating activities	(1,385,268)	(393,995)	(3,527,137)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of license	—	—	(660,000)

Net cash used in investing activities	—	—	(660,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Members’ contributions	—	172,000	2,344,700
Proceeds from term notes	—	250,000	500,000
Proceeds from demand notes	250,000	—	250,000
Proceeds from bridge loan	1,464,250	—	1,464,250
Members’ distributions	—	—	(7,460)
Payments made for deferred issuance costs	(262,500)	(35,000)	(297,500)

Net cash provided by financing activities	1,451,750	387,000	4,253,990

NET INCREASE (DECREASE) IN CASH	66,482	(6,995)	66,853
CASH, beginning of period	371	7,366	—

CASH, end of period	$66,853	$371	$66,853

Supplemental cash flow information:
Cash paid during the period in:
Interest	$123,116	$—	$123,116
Non-cash financing activities:
Deferred financing and issuance costs	$440,098	$29,110	$469,208
Discount for the bridge equity units	757,500	—	757,500

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Converted Organics Inc. (a development stage company) (the “Company”) is planning to use organic waste as a feedstock to manufacture, sell and distribute all-natural soil amendment products combining disease suppression and nutrition characteristics. Converted Organics of Woodbridge, LLC (“Woodbridge”), a New Jersey limited liability company and wholly-owned subsidiary of the Company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility. Woodbridge has had no assets, liabilities or operations to date. The Company’s revenues are expected to come from two sources: tip fees and product sales. Waste haulers will pay the Company “tip” fees for accepting food waste generated by food distributors such as grocery stores, produce docks and fish markets, food processors, and hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the sale of the Company’s fertilizer products. The Company’s products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The Company’s initial facility is designed to service the New York-Northern New Jersey metropolitan area.

The Company was incorporated in the State of Delaware on January 4, 2006. On February 21, 2006, the Company merged with Mining Organics Management LLC (“MOM”) and Mining Organics Harlem River Rail Yard LLC (“HRRY”). As discussed in Note 6, the mergers were accounted for as a recapitalization. MOM and HRRY had been previously organized as Massachusetts limited liability companies on May 2, 2003 and July 29, 2003, respectively. The members of MOM included a limited liability company, the managing member of which is the Company’s current director William A. Gildea, another limited liability company, the sole member of which is consultant John E. Tucker, and the Company’s current Chief Financial Officer Thomas R. Buchanan (until March 1, 2007). Weston Solutions, Inc. and MOM were equal members of HRRY. MOM and HRRY were formed to promote the principal business objective of Converted Organics Inc. that is, to implement licensed technology to facilitate the conversion of organic food waste into solid and liquid fertilizer products. MOM was originally intended to be the principal operating entity, and HRRY was a location-specific entity that was formed to develop business opportunities in New York. Thereafter, to consolidate the various related entities, Converted Organics Inc. was formed and HRRY and MOM were merged into it. As a result, the historical financial results of MOM and HRRY have been reflected in the Company’s consolidated financial statements. As a result of the merger of Converted Organics Inc. and HRRY, each of the members of HRRY received 300,000 shares of Converted Organics Inc. common stock. MOM subsequently distributed the 300,000 shares that it received as a result of the merger to its members; as a result, Mr. William Gildea and Mr. Tucker each received 135,000 shares of Converted Organics common stock and Mr. Buchanan received 30,000 shares. No shares of Converted Organics Inc. common stock were issued in connection with the merger between Converted Organics Inc. and MOM because MOM did not contribute any value as of the date of the merger.

CONSOLIDATION

The accompanying consolidated financial statements include the transactions and balances of Converted Organics Inc. and its wholly-owned subsidiary, Converted Organics of Woodbridge, LLC. All intercompany transactions and balances have been eliminated in consolidation.

DEVELOPMENT STAGE COMPANY

The Company is considered a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, as it has no principal operations or revenue from any source. Operations from the Company’s inception have been devoted primarily to strategic planning, raising capital and developing revenue-generating opportunities.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers financial instruments with a maturity date of three months or less from the date of purchase to be cash equivalents. The Company had no cash equivalents at December 31, 2006 and 2005.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs include the costs of engineering, design, feasibility studies, outside services, personnel and other costs incurred in development of the Company’s manufacturing facilities. All such costs are charged to expense as incurred.

INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences between the financial statement and tax bases of assets, liabilities, and other transactions did not result in a provision for current or deferred income taxes for the period from January 4, 2006 (date of incorporation of Converted Organics Inc.) through December 31, 2006.

No provision for federal or state income taxes is recognized for MOM and HRRY as those entities are limited liability companies. As such, taxable income, losses, deductions and credits pass through to the members to be reported on their tax returns.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2005, the Financial Accounting Standards Board (FASB) issued a Proposed Statement of Financial Accounting Standards which amends FASB Statement No. 128, “Earnings per Share”. The proposed statement is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. We have evaluated the proposed statement as presently drafted and have determined that, if adopted in its current form, it would not have a material impact on the computation of our earnings per share.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We are currently evaluating the potential impact of this interpretation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We are currently evaluating the potential impact of this statement.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities” which is effective for fiscal years beginning after December 15, 2006. This position statement eliminates the accrue-in-advance method of accounting for planned major maintenance activities. We do not expect this pronouncement to have a material impact on the determination or reporting of our financial results.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the “treasury stock” method), and convertible preferred stock and debt (using the “if-converted” method), unless their effect on net income (loss) per share is antidilutive. Under the “if-converted” method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the diluted income (loss) per share is antidilutive and, as such, basic and diluted earnings (loss) per share are the same for the year ended December 31, 2006. Earnings per share is not reported for 2005 as the Company was incorporated on January 4, 2006 and was made up of two limited liability companies with no common stock in 2005 (Notes 1 and 6).

NOTE 2 — FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK

The Company’s financial instrument that is exposed to a concentration of credit risk is cash. The Company places its cash with a high credit quality institution. At December 31, 2006 and 2005, the Company’s cash balance on deposit did not exceed federal depository insurance limits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of the Company’s financial instruments consisting of cash, accounts payable, and accrued expenses approximate their fair value because of the short maturity of those instruments. The fair value of the demand notes payable, term notes payable and bridge loan payable were estimated by discounting the future cash flows using current rates offered by lenders for similar borrowings with similar credit ratings. The fair value of demand notes payable, term notes payable and bridge loan payable approximated their carrying value. The Company’s financial instruments are held for other than trading purposes.

NOTE 3 — DEFERRED FINANCING AND ISSUANCE COSTS

The Company has capitalized prepaid issuance costs, consisting of underwriting, legal and accounting fees and printing costs totaling $680,958 and $64,110 at December 31, 2006 and 2005, respectively, in anticipation of its proposed public offering which was successfully completed on February 16, 2007 and is more fully explained in Note 13.

The Company also paid $85,750 in financing and broker fees during 2006 in connection with its bridge financing. The deferred financing and broker fees were amortized over the original term of the bridge loan (Note 5). Amortization of deferred financing fees totaled $85,750 and $-0- for the years ended December 31, 2006 and 2005, respectively.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 — INTANGIBLE ASSET — LICENSE

Pursuant to a license agreement with an effective date of July 15, 2003 and amended effective February 9, 2006, the Company entered into an exclusive license to use its enhanced Autogenous Thermophylic Aerobic Digestion process (EATAD) technology for the design, construction and operation of facilities for the conversion of organic waste into solid and liquid organic material. The license is stated at cost. Amortization is provided using the straight-line method over the life of the license. Amortization expense for the periods from January 1 through December 31, 2006 and 2005, and cumulative from inception (May 2, 2003) to December 31, 2006, was $16,500, $16,500, and $57,750, respectively. The Company expects the license’s annual amortization expense to be $16,500 until fully amortized at the end of the 40 year license period.

Intangible assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. An impairment charge is recognized if a reporting unit’s intangible asset carrying amount exceeds its implied fair value.

The Company is obligated to pay to IBRC an aggregate royalty equal to nine percent of the gross revenues from the sale of our products produced by the facility. In addition, the Company agreed to pay Cdn$238,000 to IBRC upon the closing of its initial public offering for a non-refundable deposit on a second plant license agreement and for growth trials, and pay Cdn$264,000 to IBRC in equal monthly installments over the twelve months following the offering for market research and other services. The license agreement may be terminated at IBRC’s option if the Company does not commence continuous operation of the Woodbridge facility, as defined in the license agreement, by July 1, 2008. The Company is also obligated to purchase IBRC’s patented macerators and shearators as specified by or supplied by IBRC or Shearator Corporation. If the Company can demonstrate sufficient demand in the area of exclusivity for the construction of additional plants, the Company may build the plants, assuming certain completion dates are met, upon payment of license fees for each plant based on dollar-per-ton of capacity of the proposed plants at the then current IBRC initial license fee.

NOTE 5 — DEBT

DEMAND NOTES

The Company has three demand notes payable: (1) two unsecured demand notes dated October 30, 2006 in the amount of $100,000 each, which accrue interest at 10%, and (2) a demand note dated December 29, 2006 in the amount of $50,000, which accrues interest at 10%.

A schedule of outstanding principal amounts of the demand notes as of December 31, 2006 and 2005 is as follows:

	2006	2005

Demand notes dated October 30, 2006	$200,000	$—
Demand note dated December 29, 2006	50,000	—

	250,000	—
Less: current portion	(250,000)	—

	$—	$—

TERM NOTES

The Company has two term notes payable: (1) unsecured term note dated August 27, 2004 in the amount of $250,000 (with an original stated maturity date of September 30, 2006, which was extended to December 31, 2006), plus accrued interest at 12%, and (2) unsecured term note dated September 6, 2005 in the amount of $250,000 due on demand (with an original stated maturity date of September 15, 2006, which was extended to December 31,

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006), plus accrued interest at 15%. Subsequent to December 31, 2006, these notes were extended to February 16, 2007 (the date of the Company’s initial public offering) at which time the outstanding balance was partially paid (see Note 13).

A schedule of outstanding principal amounts of the term notes as of December 31, 2006 and 2005 is as follows:

	2006	2005

Term note dated August 27, 2004	$250,000	$250,000
Term note dated September 6, 2005	250,000	250,000

	500,000	500,000
Less: current portion	(500,000)	(500,000)

	$—	$—

BRIDGE LOANS

On March 2, 2006, the Company completed a $500,000 bridge loan (“Bridge Loans”) from lenders (“Bridge Noteholders”) to help meet the Company’s working capital needs. The Bridge Loans accrue interest at an annual rate of 8%, which is payable in arrears quarterly, and were originally due and payable on the earlier of October 16, 2006 (also see Note 13) or the completion of a public offering of equity securities (“Qualified Public Offering”). The Bridge Loans were refinanced with an extended maturity date of April 19, 2007 (see Note 13). The placement agent for the Bridge Loans received a commission equal to 5% of the gross proceeds from the Bridge Loans. The Company received the $500,000 Bridge Loans net of the commission to the placement agent of $25,000. The Company has classified this cost as deferred financing costs.

In April, May and June 2006, the Company received additional proceeds totaling $1,015,000 (net of a $50,750 commission to the placement agent) from a series of promissory notes issued under the terms of the Financing Terms Agreement dated March 2, 2006.

In connection with the Bridge Loans, the Company issued bridge notes (“Bridge Notes”) and securities of the Company (“Bridge Equity Units”) to the Bridge Noteholders, stating that if a Qualified Public Offering occurs before October 16, 2006 (extended to February 19, 2007), the Bridge Noteholders will be entitled to receive Bridge Equity Units consisting of securities identical in form to the securities being offered in the Qualified Public Offering. Each Bridge Noteholder will be entitled to receive Bridge Equity Units equal to the principal of the Bridge Noteholder’s bridge loan divided by the initial public offering price of the securities comprising the Bridge Equity Units.

The Bridge Loans and the Bridge Equity Units were allocated for accounting purposes based on the relative fair values at the time of issuance of (i) the Bridge Loans without the Bridge Equity Units and (ii) the Bridge Equity Units themselves. The fair value of the Bridge Loans and the Bridge Equity Units was computed at $1,515,000 each, for a total value of $3,030,000. The $1,515,000 fair value of the Bridge Equity Units was computed as follows: in June 2006, the Company completed a $1,515,000 bridge loan from lenders. At the closing of a public offering on or before February 19, 2007 bridge lenders will be entitled to receive units identical to the units being offered in the Company’s initial public offering. Each bridge lender will be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price. Stated differently, upon closing of an initial public offering on or before February 19, 2007, the Company will be obligated to issue to the bridge lenders a number of units with a market value of $1,515,000. Since they were of equal value, the $1,515,000 of cash proceeds was allocated 50% to the Bridge Loans and 50% to the Bridge Equity Units. The Bridge Equity Units of $757,500 were accounted for as paid-in capital. The Bridge Loans of $1,515,000 were recorded on the balance sheet net of the $757,500 discount on the Bridge Loans. The discount for the Bridge Equity Units ($757,500) was amortized into

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest expense over the original life of the Bridge Loans. For the year ended December 31, 2006, the Company recorded $757,500 in interest expense related to the amortization of this discount.

On February 16, 2007 the Company completed its initial public offering and issued 275,455 Bridge Equity Units to the Bridge Noteholders. In addition, the Company and the Bridge Noteholders, agreed under the terms of a concurrent bond offering at the time of the initial public offering, not to repay the principal or accrued interest on the Bridge Notes at that time (Notes 12 and 13).

BOND FINANCING

In 2006, the Company entered into a non-binding letter of intent to place an offering of approximately $17.5 million of tax exempt New Jersey Economic Development Authority Solid Waste Revenue Bonds. The proceeds of these bonds are to be used to fund the construction and equipping of an approximately 60,000 square foot plant for the production of agricultural supplements to be located in Woodbridge, New Jersey. These bonds were issued subsequent to December 31, 2006 (Note 13).

NOTE 6 — OWNERS’ EQUITY (DEFICIENCY)

The Company is authorized to issue 75,000,000 shares of $0.0001 par value common stock. Of the authorized shares, 733,333 of the authorized shares were issued to the founders of the Company (“founders’ shares”) on January 13, 2006. The Company did not receive any consideration for the founders’ shares. Because the Company had a negative estimated value on January 13, 2006, the Company recognized compensation expense at par value totaling $73 in connection with the issuance of the founders’ shares as par value represents the statutory minimum share value in the state of Delaware.

On February 21, 2006, the Company merged with MOM and HRRY. At that time, MOM was a fifty-percent owner of HRRY. The mergers were accounted for as a recapitalization of the Company. As a result of the recapitalization, 600,000 shares were issued to the members of HRRY, with 300,000 shares distributed to Weston Solutions, Inc. and 300,000 shares distributed among the individual members of MOM, each of whom was a founder of the Company.

NOTE 7 — INCOME TAXES

At December 31, 2006, the Company had accumulated losses of approximately $6,300,000, of which approximately $2,700,000 may be offset against future taxable income, if any, through 2026.

The Company has fully reserved the approximate $1,500,000 tax benefit of these costs by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.

There is a minimum current tax provision for the period from January 4, 2006 to December 31, 2006. No provision for federal or state income taxes is recognized for MOM and HRRY as those entities are limited liability companies. As such, taxable income, losses, deductions and credits pass through to the members to be reported on their tax returns and therefore any losses incurred prior to January 4, 2006 are not considered a deferred tax asset of the Company.

Effective tax expense based on the federal statutory rate is reconciled with the actual tax expense for the period from January 4, 2006 to December 31, 2006 as follows:

Statutory federal income tax	34%
Other	(5)
Valuation allowance on net deferred tax assets	(29)

—%

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the net deferred tax asset (liability) at December 31, 2006:

Deferred tax assets:	2006

Net operating losses	$1,100,000
Stock options	400,000
Valuation allowance	(1,500,000)

$—

NOTE 8 — SEGMENT REPORTING

In June 1997, SFAS 131, “Disclosure about Segments of an Enterprise and Related Information” was issued, which amends the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has no reportable segments at December 31, 2006 and 2005.

NOTE 9 — RELATED PARTY TRANSACTIONS

The Company is located at 7A Commercial Wharf West, Boston, Massachusetts. The Company is renting the premises under a verbal agreement with ECAP, LLC. The managing member of ECAP, LLC is a director and shareholder of the Company and is also the brother of the Company’s President and CEO. The rental agreement provides for rent and support, as agreed between the Company and ECAP, LLC and for reimbursement of expenses by the Company for office and other expenses. These expenses totaled $56,219 and $71,711 for the years ended December 31, 2006 and 2005, respectively.

The Company has entered into a services agreement dated May 29, 2003, as modified October 6, 2004, with one of its principal stockholders, Weston Solutions, Inc. (“Weston”). Weston has been engaged to provide engineering and design services in connection with the construction of the Woodbridge organic waste conversion facility. The total amounts recorded by the Company for services provided by Weston were $86,490 and $90,888 for the years ended December 31, 2006 and 2005, respectively.

During the year ended 2004, the Company incurred legal fees totaling $10,875 to a law firm affiliated with the Company’s President and CEO and partially owned by a brother of the Company’s CEO. These fees of $10,875 were paid in 2006.

The Company has accrued a total of $300,000 of compensation expense earned but not paid for the period April 1, 2006 to December 31, 2006, and expenses incurred but not reimbursed since April 1, 2006 to each of six officers, directors or contractors.

NOTE 10 — STOCK OPTION PLAN

In June 2006, the Company’s Board of Directors and stockholders approved the 2006 Stock Option Plan (the “Option Plan”). The Option Plan authorizes the grant and issuance of options and other equity compensation to employees, officers and consultants. A total of 666,667 shares of common stock are reserved for issuance under the Option Plan.

The Option Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”). Subject to the provisions of the Option Plan, the Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options granted under the Option Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of the Company’s voting stock. The exercise price of an incentive stock option granted under the Option Plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the Option Plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

On June 15, 2006, the Committee granted 643,000 options to purchase shares of the Company’s common stock. The options vested on the grant date, have an exercise price of $3.75 per share and expire five years from the grant date. The exercise price was based on an assumed public offering price of $5.00 per unit less the fair value for the two warrants included in the unit (Class A warrant fair value of $0.75, Class B warrant fair value of $0.50). The fair value of the Class A and B warrants was estimated on June 15, 2006 for purposes of valuing the individual components of the unit so that the options could be valued. The fair value of the options and warrants was estimated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; volatility factor of 38.816%; and an expiration period of 5 years.

STOCK OPTIONS — VALUATION

The fair value for the stock options was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; volatility factor of 38.816%; and an expiration period of five years. The Company’s stock option compensation expense determined under the fair value based method totaled $1,018,705 and has been included in general and administrative expenses in the statement of operations for the year ended December 31, 2006.

Stock option activity for the year ended December 31, 2006 is as follows:

			Weighted	Average
	Exercise	Price per	Average	Remaining
	Stock Options	Share	Exercise Price	Life (Years)

Outstanding at January 1, 2006	0
Granted	643,000	$3.75	$3.75	5
Expired	0
Exercised	0
Outstanding at December, 2006	643,000	$3.75	$3.75	5

NOTE 11 — LEASE

In June 2006, the Company signed a lease for its New Jersey operations. The lease term is for ten years with an option to renew for an additional ten years. Future minimum lease payments under this lease are approximately: $390,000 in 2007, 2008, 2009 and 2010; $398,000 in 2011; $413,000 in 2012; $421,000 in 2013; $430,000 in 2014; $438,000 in 2015; and $259,000 from January 1, 2016 to July 31, 2016. For the year ended December 31, 2006 the Company has recorded rental expense of $194,915 in relation to this lease, and has recognized $67,585 as prepaid rent.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

CONTRACTS

Prior to December 31, 2005, the Company entered into six contracts for various phases of the construction of its Woodbridge, New Jersey facility. All of these contracts were subject to the successful completion of the New Jersey Economic Development Authority Bond Offering, which was completed on February 16, 2007. The total value of these contracts is $9,000,000. The Company expects to expend $14,600,000 on the construction of the facility not including certain expenses to be paid by the landlord and charged over future rental periods.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

LEGAL PROCEEDINGS

The Company is not currently aware of any pending or threatened legal proceeding to which it is or would be a party, or any proceedings being contemplated by governmental authorities against it, or any of its executive officers or directors relating to their services on the Company’s behalf, except to the extent that the negotiations with the Bridge Lenders (Note 5) are not complete. If such negotiations are not successful, the Bridge Lenders may commence legal proceedings against the Company.

NOTE 13 — SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

On February 16, 2007 the Company successfully completed an initial public offering of 1,800,000 units at $5.50 per unit for a total of $9,900,000 before issuance costs and expenses. Each unit consists of one share of common stock, one redeemable Class A warrant and one non-redeemable Class B warrant, each warrant to purchase one share of common stock. The common stock and warrants traded as one unit until March 13, 2007 when they began to trade separately.

BOND OFFERING

On February 16, 2007, concurrent with its initial public offering, the Company’s wholly-owned subsidiary (Converted Organics of Woodbridge, LLC) completed the sale of $17,500,000 of New Jersey Economic Development Authority Bonds. The bonds carry a stated interest rate of 8% and are payable in 20 years. The bonds are secured by a leasehold mortgage and a first lien on the equipment of the subsidiary. In addition the subsidiary has agreed to, among other things, establish a 15 month capitalized interest reserve and to comply with certain financial statement ratios. The Company has provided a guarantee to the bondholders on behalf of its wholly-owned subsidiary for the entire bond offering. The terms of the tax-exempt bonds issued by the New Jersey Economic Development Authority prohibit repayment of these obligations until the EBITDA of the Company’s subsidiary, Converted Organics of Woodbridge, LLC, exceeds 1.2 times Maximum Annual Debt Service for 12 months, unless these obligations are repaid using proceeds of a secondary equity funding or the proceeds from new debt approved by the bondholder.

BRIDGE FINANCING

As fully described in Note 5, The Company issued 275,455 Bridge Equity Units to the Bridge Noteholders as a result of the initial public offering, as had been agreed in the original bridge notes and amendments to, thereafter. The Company and the Bridge Noteholders, in conjunction with terms associated with the bond offering agreed not to pay the principal and accrued interest on the bridge notes at that time. The Company is currently in discussion with the Bridge Noteholders as to terms relating to payment of principal and interest. In the meantime, interest accrues at a rate of 18%.

MANAGEMENT’S PLAN OF OPERATION

The Company intends to use a substantial portion of the proceeds from the initial public offering and the entire net proceeds from the bond offering to construct and purchase equipment for its first operating facility in New Jersey and to establish a debt service reserve fund (10% of the bond amount) and a 15 month capitalized interest reserve. The Company expects the facility to be completed and operating in mid-2008 and expects to be generating operating revenues shortly thereafter. The Company intends for its wholly-owned subsidiary, Converted Organics of Woodbridge, LLC, to be the operating entity for all activity relating to the construction and revenue generation at this New Jersey facility.

The Company also intends to repay the $500,000 of short term debt (described in Note 5) plus accrued interest. This repayment was partially completed in February 2007. The terms of repayment of the remaining balance are being negotiated.

The Company repaid $150,000 of its demand notes, plus accrued interest, in February 2007.

The remaining proceeds from the initial public offering will be used by the Company as working capital to finance administration, sales and marketing efforts during the plant construction phase. The Company’s management feels that the net proceeds from the initial public offering and the bond offering will provide sufficient cash to complete the facility and fund development stage activity until the Company is generating revenues.

4,140,000 Shares of Common Stock
180,000 Class A Warrants
180,000 Class B Warrants
PROSPECTUS
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January 24, 2008